English Translation   **Exhibit 10.19**

Inspire Integrated Resort Development Project (Phase 1A)

One Trillion Forty Billion Korean Won (₩1,040,000,000,000)

Loan Agreement

Inspire Integrated Resort Co., Ltd.

- Borrower -

Lenders Listed in Exhibit 1

- Lenders -

Hanwha Engineering & Construction Corp.

- Builder -

KOOKMIN BANK Co., Ltd

-Facility Agent-

Sep. 24, 2021

bkl

법무법인(유한)태평양

Table of Contents

This **Agreement** (as defined below) is provided by the procedures in accordance with the applicable laws and internal control standards

Loan Agreement

This Loan Agreement (this "**Agreement**") is made on the 24th day of September, 2021 by and among:

1. **Borrower**

    Inspire Integrated Resort Co., Ltd., a joint stock company organized and existing under the laws of the Republic of Korea ("**Korea**"), having its head office at D-1603, 30, Songdo-mirae-ro, Yeonsu-gu, Incheon, Korea (the "**Borrower**" or "**Inspire**");

2. **Lenders**

    The banks and the financial institutions, etc. listed in **Exhibit 1** attached hereto (each, the "**Lender**", and collectively, the "**Lenders**");

3. **Facility Agent**

    KOOKMIN BANK Co.,Ltd., a financial institution organized and existing under the laws of Korea, having its head office at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea (the "**Facility Agent**"); and

4. **Builder**

    Hanwha Engineering & Construction Corp., a joint stock company organized and existing under the laws of the Korea, having its head office at 81 Daeeun-ro, Siheung-si (Daeya-dong), Gyeonggi-do, Korea (the "**Builder**").

RECITALS

WHEREAS, the Borrower is pursuing the Inspire Integrated Resort 1A Phase Development Project (the "**Project**") which involves construction of facilities such as hotels, casino buildings and a family park on the Project site of 461,661m^2 (the "**Project Site**") in the IBC (international business center)-III of Incheon International Airport located at 2955 Unseo-dong, Jung-gu, Incheon, Korea; the Borrower filed an application for preliminary review on whether the Borrower is qualified to operate a casino among the Project Facilities (as defined in Section 1 of Article 1) with the Minister of Culture, Sports and Tourism in accordance with Article 23-3 of the Special Act on Designation and Management of Free

Economic Zones (the "**FEZ Act**") and received a notification of eligibility from the Minister confirming the Borrower's qualification (the "**Notification of Eligibility**"); and the Borrower intends to obtain a casino business license by satisfying the Prerequisites of the Notification of Eligibility (as defined in Section 1 of Article 1).

WHEREAS, the Borrower intends to receive certain loan from the Lenders for financing of the costs for construction, operation, finance and other projects, and the Lenders intend to make available a certain credit facility to the Borrower subject to the terms and conditions of this Agreement.

NOW, THEREFORE, the Borrower, the Lenders, and the Facility Agent hereby agree as follows:

Article 1   Definitions

Section 1   Definitions

Unless the context requires otherwise, the terms as used herein shall have the following meanings:

"**Phase 1B Project Performance Guarantee Agreement**" shall mean the Performance Guarantee Agreement to be entered into by and between the Borrower and Incheon International Airport Corporation under which the Borrower shall guarantee the performance of Phase 1B project for the benefit of Incheon International Airport Corporation in order to satisfy the requirements in Article 7-2(1) of the Prerequisites of Notification of Eligibility.

"**Margin**" shall mean in connection with the floating rate loans (i) the rate obtained by deducting the Base Rate applied in the initial interest period from 5.4% per annum in case of Tranche A Loan, and (ii) the rate obtained by deducting the Base Rate applied in the initial interest period from 7.0% per annum in case of Tranche B Loan..

"**Construction Period**" shall mean a period from the Execution Date hereof (inclusive) to a date immediately preceding the Operation Commencement Date (inclusive).

"**Change of Control**" shall mean occurrence of any of the following events:

1)   If the Shareholder ceases to directly or indirectly, validly and duly hold full voting rights in total shares (100%) issued by the Borrower, or a majority of the board of directors of the Borrower consists of persons nominated or recommended directly or indirectly by a person other than the Shareholder or MGE; or

2)   If MGE ceases to directly or indirectly, validly and duly hold full voting rights in fifty one percent (51%) of the shares issued by the Shareholder, or a majority of the board

of directors of the Shareholder consists of persons nominated or recommended directly or indirectly by a person other than MGE.

"**Execution Date**" shall mean the date on which this Agreement is entered into.

"**Construction Agreement**" shall mean the Construction Agreement entered into by and between the Borrower and the Builder for the purpose of constructing and completing the Project Facilities.

"**Financing Documents**" shall mean, collectively, this Agreement, the Collateral Documents, the Fee Agreement, and other agreements and documents to be entered into by and between the Lenders and the Borrower or the Builder, etc., in connection with this Agreement or the Collateral Documents.

"**Obligor(s)**" shall mean, collectively, the Borrower, the Builder, MGE, the Management Service Company, the pledgors, and other persons obliged to pay liabilities to the Lenders pursuant to the Financing Documents or providing collaterals under the Collateral Documents to secure payment of the Secured Obligations in favor of the Lenders.

"**Monetary Claim Trust Agreement**" shall have the meaning as defined in Section 5 of Article 15.

"**Monetary Claim Trustee**" shall mean KOOKMIN BANK Co., Ltd., being entrusted with the duty of managing funds deposited in the Project Accounts under the Monetary Claim Trust Agreement having entered into with the Borrower.

"**K-GAAP**" shall mean the generally accepted accounting principles in Korea applicable to a company as accounting standards in accordance with Article 5(1) of the Act on External Audit of Stock Companies and applied as the underlying accounting standards of an auditor's audit report on the financial statements of the relevant company.

"**Base Rate**" shall mean in connection with the floating rate loans: the final quotation yield rate for Korean Won denominated negotiable certificates of deposit having maturity of ninety one (91) days as announced by the Korean Financial Investment Association (or its successor recognized by the Facility Agent) on its website (http://www.kofiabond.or.kr) on the applicable Interest Rate Decision Date

"**Event of Default**" shall mean each event listed in Article 16, and "**Potential Event of Default**" shall mean any event that could become an Event of Default listed in Article 16 upon a notice, with passage of time or upon a decision as to whether to accelerate the relevant obligations.

"**Majority Lenders**" shall mean, (i) after the Initial Drawdown of Loan, the Lenders whose sum of Loan and undrawn Loan Commitments is from time to time at least two-thirds of the aggregate sum of Loan and undrawn Loan Commitments, or (ii) if no Loan is drawn, the Lenders whose sum of Loan Commitments is at least two-thirds of the total Loan Commitments.

"**US Dollar**" or "**US$**" shall mean the lawful currency of the United States of America.

"**Lien**" shall mean any mortgage, pledge, lien, *maedo-dambo, yangdo-dambo*, priority, offset arrangement or other security agreement of any kind or nature whatsoever.

"**Collateral Documents**" shall mean agreements entered into by the parties pursuant to this Agreement and shall include the Share *Keun*-Pledge Agreement, the Waiver and Transfer of Business Right and Implementation Right, the Account *Keun*-Pledge Agreement, the *Yangdo-Dambo* Agreement, the Builder's Construction Completion Guaranty, the Builder's Waiver and Estoppel Letter for the Construction Right and the Right of Retention, the Monetary Claim Trust Agreement, the Cash Deficiency Support by the Builder and/or the Management Service Company, the Insurance *Keun*-Pledge Agreement, the Collateral Trust Agreement, MGE's Credit Enhancement Support Agreement, the Builder's Junior CB Subscription Covenant Letter and other documents agreed by and between the Lenders and the Borrower as the Collateral Documents (but not limited thereto).

"**Security Right**" shall mean all security rights to be granted to the Lenders under the Collateral Documents, and the "**Collateral**" shall mean the subject of the Collateral Documents.

"**Pledgees**" shall mean collectively, the Facility Agent and the Lenders (including their respective successors).

"**Collateral Trust Agreement**" shall have the meaning as set forth in Section 12 of Article 15.

"**Loan**" shall mean, collectively, Tranche A Loan and Tranche B Loan.

"**Loan Repayment Account**" shall have the meaning as set forth in Section 3 of Article 14.

"**Loan Drawdown Account**" shall have the meaning as set forth in Section 2 of Article 14.

"**Facility**" shall mean, collectively, Tranche A Facility and Tranche B Facility, to the extent of KRW One Trillion Forty Billion (₩1,040,000,000,000) in total.

"**Loan Commitment**" shall mean the amount the Lenders agree to lend to the Borrower, and Loan Commitment per Lender is as set forth in **Exhibit 1**.

"**Maturity**" shall mean the date when forty-eight (48) months have passed from the Initial Drawdown Date, and if such date is not a Business Day, the following Business Day shall be the date of Maturity.

"**Revenue Management Account**" shall have the meaning as set forth in Section 6 of Article 14.

"**Revenue Collection Account**" shall have the meaning as set forth in Section 5 of Article 14.

"**Mezzanine Loan Agreement**" shall mean a facility agreement to be executed by the Shareholder with certain funds advised by Bain Capital Credit, LP or its affiliate to finance US$ 275,000,000 and pre-funded cash interest thereof.

"**Commitment Fee Payment Date**" shall mean the last date of any Interest Period, provided, however, that if any proposed Commitment Fee Payment Date is not a Business Day, the following Business Day shall be the Commitment Payment Date.

"**Laws**" shall mean, collecteively, constitution, act, enforcement decree, enforcement rule, municipal ordinance, notification, established rule, guideline, provision, and any other similar rules.

"**Insurance *Keun*-Pledge Agreement**" shall have the meaning as set forth in Section 11 of Article 15.

"**The Project**" shall have the meaning stipulated in the Recitals above, and as the date of this Agreement, the valid Process Confirmation regarding this Agreement is as shown in **Exhibit 6**.

"**Project Facilities**" shall mean, collectively, the Buildings and the Family Park.

"**Buildings**" shall mean the facilities to be newly built on the Project Site pursuant to the Project, including hotels, casino buildings, related commercial facilities and other ancillary facilities; provided, however, that temporary buildings built and used in connection with the construction of the Building during the Construction Period are not included herein.

"**Prerequisites of Notification of Eligibility**" shall mean the prerequisites set forth in the "Response to the Application for Approval of Amendment of the Inspire Integrated Resort Development Project" received by the Borrower from the Ministry of Culture, Sports and Tourism on March 31, 2021.

"**Family Park**" shall mean the facilities to be newly built on the Project Site pursuant to the Project, including a family park and other related ancillary facilities.

"**Insolvency Event**" shall mean occurrence of any of the following events to a company:

1) Where the company is required to dissolve or liquidate under the relevant Laws or the company voluntarily initiates or files an application for initiation of dissolution or liquidation procedure, rehabilitation or bankruptcy procedure under the Debtor Rehabilitation and Bankruptcy Act, management procedures for entities showing signs of insolvency (joint management procedure, a lead creditor bank's management procedure, etc.) under the Corporate Restructuring Promotion Act, joint management procedure or preliminary joint management procedure under the creditor bank's standing council's code of operation, or any procedure leading to a similar outcome;

2) Where an application for any of the procedures set forth in Subparagraph 1) above has been filed against the company by its creditor or a third party and the company fails to have such application dismissed within one (1) month;

3) Where the company has applied for or consented to an appointment of a trustee to serve for bankruptcy, rehabilitation, liquidation or dissolution of the company;

4) Where the competent court has issued an order, rendered a judgment or made a decision in favor of the company's bankruptcy, rehabilitation, liquidation or dissolution, or a certain procedure leading to a similar outcome, or disposition of the company's major assets;

5) Where the company sustains a disposition of suspending transactions issued by a clearing house;

6) Where the company receives a notice of collection of taxes and public imposts before payment period due to delinquency of taxes; the company expressly or impliedly declares that it is unable to pay its indebtedness and ceases payment; or notes or checks issued by the company are dishonored;

7) Where an application is filed to register the company in the list of defaulters or the company is designated as an entity showing signs of insolvency under the Corporate Restructuring Promotion Act; or

8) Where the company which is in default of its payment obligations assigns its assets to its creditors for repayment purposes, or enters into negotiations or arrangements with its creditors for adjustment of its indebtedness such as the extension of the maturity of such indebtedness, or reduction of any part thereof.

"**Non-Hotel Facility**" shall mean any Project Facility that is not a Hotel Facility.

"**Non-Hotel Revenue Collection Account**" shall have the meaning as set forth in Section 5 of Article 14.

"**Business Plan**" shall mean the business plan (including the business plan changed according to the "Response to the Application for Approval of Amendment of the Inspire Integrated Resort Development Project" dated March 31, 2021 and as amended from time to time thereafter) of the Borrower submitted to and approved by the Ministry of Culture, Sports and Tourism in connection with the casino business license of the Project.

"**Project Documents**" shall mean, collectively, the Business Plan, the Implementation Agreement, the Construction Agreement, the HOA, the Hotel Management Agreement, the Junior CB Subscription Agreement (including Junior CB certificates) and other agreements and documents agreed by the parties as the Project Documents.

"**Fee Letter**" means the fee letter to be executed by and between a Lender and the Borrower setting out the terms of the handling fees or other fees and costs.

"**Waiver and Estoppel Letter for the Construction Right and the Right of Retention**" shall have the meaning as set forth in Section 7 of Article 15.

"**Waiver and Transfer of Business Right and Implementation Right**" shall have the meaning as set forth in Section 2 of Article 15.

"**Implementation Agreement**" shall mean the '1st Amended Implementation Agreement of Incheon International Airport Corporation's IBC-III Development Project' entered into as of April 27, 2017 by and between the Borrower and Incheon International Airport Corporation for the Project (as may be amended, modified or supplemented from time to time after the execution thereof).

"***Yangdo-Dambo* Agreement**" shall have the meaning as set forth in Section 4 of Article 15.

"**Agreements Subject to *Yangdo-Dambo***" shall mean the Implementation Agreement, the Construction Agreement, the HOA and the Hotel Management Agreement.

"**General Terms and Conditions of Credit Transaction**" shall mean the General Terms and Conditions of Credit Transaction (for corporate customer) of the Facility Agent as attached hereto as **Exhibit 4** (General Terms and Conditions of Credit Transaction).

"**Default Interest Rate**" shall have the meaning as set forth in Article 17.

"**Business Day**" shall mean a day on which banks are open for business in Seoul, Korea.

"**Account *Keun*-Pledge Agreement**" shall have the meaning as set forth in Section 3 of Article 15.

"**Operation Commencement Date**" shall mean the starting date of commercial operation of the Project Facilities for their respective intended uses after Completion of the Project (for the avoidance of doubt, the starting date of the operation of both the casino and the hotel facilities).

"**Operating Account**" shall have the meaning as set forth in Section 4 of Article 14.

"**Operation Period**" shall mean a period from the Operation Commencement Date to the expiration of the land use period (as extended) under the Implementation Agreement.

"**Working Capital Facility**" shall mean the facility, subject to the following conditions, which the Borrower receives from certain financial institutions or other lenders (the "**Working Capital Facility Lender**") for the purpose of financing working capital for the Project:

1)   no security interest in favour of the Working Capital Facility Lender shall be created for the purpose of securing the due payment under the Working Capital Facility;

2)   the Working Capital Facility shall mature after the maturity date of the Secured Obligations, and ranks lower than the Secured Obligations in the order of repayment; and

3)   in relation thereto, the Working Capital Facility Lender, the Borrower and the Lenders shall execute an intercreditor agreement in form and substance reasonably satisfactory to the Lenders including the following terms: (i) in the event the Working Capital Facility Lender intends to declare an event of default and accelerate the Working Capital Facility, the consent from the lenders holding more than 2/3 of the total loans which consist of the Loans and the loans under Working Capital Facility(including undrawn Loan commitment) shall be obtained among the Lenders and the Working Capital Facility Lender, and (ii) even in case of default and acceleration of the Working Capital Facility, the repayment under the Working Capital Facility shall be permitted only with the unanimous consent of the Lenders or after the repayment of the Secured Obligations in full.

"**KRW**" or "**₩**" shall mean the lawful currency of the Republic of Korea.

"**Management Service Company**" shall mean Hanwha Hotels and Resorts Corp. which is contemplated to provide management service with respect to 3 blocks of hotel among the Project Facilities under the Hotel Management Agreement executed with the Borrower.

"**SPC Lenders**" shall mean, among the Lenders (including their successors), the Lenders in the type of SPC that issue asset-backed securities, etc. based on their loan claims as underlying assets.

"**Interest Period**" shall have the meaning as set forth in Section 2 of Article 4 in connection with payment of interests on the Loan.

"**Interest Reserve Commitment**" shall mean the Loan Commitments of which Drawdown is withheld for the payment of interests on the Loan under this Agreement, (i.e. the Loan

Commitments set forth in the initial Interest Reserve Commitment column of the Drawdown Plan of **Exhibit 2** ("**Initial Interest Reserve Commitment**") deducted by an amount of interests on the Loan having actually been paid to the Lenders, and the amount of Loan to be withdrawn from the Interest Reserve Commitment shall be referred to as the "**Interest Reserve Loan**".

"**Interest Rate Decision Date**" shall mean, in connection with the floating rate loan, with respect to each Drawdown under the Facility (i) with respect to decision of the initial interest rate on each Drawdown, the two (2) Business Day immediately preceding each Drawdown Date, and (ii) with respect to decision of the interest rate other than the initial interest rate, the three (3) Business Day immediately preceding the starting date of each Interest Period.

"**Interest Deposit Account**", "**Interest Deposit**" and "**Required Interest Deposit**" shall have the meaning as set forth in Section 7 of Article 14.

"**Interest Payment Date**" shall mean the first date or the last date of any Interest Period, and the Interest Payment Date per Lender is as set forth in **Exhibit 1**: provided, however, that if any proposed Interest Payment Date is not a Business Day, the following Business Day shall be the Interest Payment Date.

"**Drawdown**" shall mean any drawdown of the Loan Commitments of each Tranche pursuant to Article 3, and the "**Drawdown Amount**" shall mean the amount of such Drawdown that is not yet repaid, and the "**Drawdown Date**" shall mean the date on which such Drawdown is made.

"**Availability Period**" shall mean a period from the Execution Date(including that day) to the date falling on forty five (45) months(including that day) after the Execution Date or a period adjusted by a prior written agreement by and between the Borrower and the Majority Lenders. Provided, however, that notwithstanding any other provision of this Agreement, the Borrower shall make a request for the initial Drawdown of the Loan Commitments hereunder within one (1) month from the Execution Date of this Agreement.

"**Drawdown Request**" shall mean a notice in form as attached hereto as **Form A**.

"**Approvals**" shall mean all authorizations, consents, licenses, approvals, registrations, exemptions, permits, or similar requirements of any Governmental Authorities having jurisdiction over the person seeking or requiring such Approvals.

"**Cash Deficiency Support Agreement**" shall have the meaning as set forth in Section 9 of Article 15.

"**Equity Capital**" shall mean a sum of amount comprising capital items on the financial statement of the Borrower as calculated in accordance with K-GAAP. Equity Capital shall be calculated on the basis of the Borrower's separate financial statements, not the

Borrower's consolidated financial statements.

"**Governmental Authorities**" shall mean the state, the government, the local government, its sub-structures, or other entities or organizations having legislative, judicial and administrative functions.

"**Share *Keun*-Pledge Agreement**" shall have the meaning as set forth in Section 1 of Article 15.

"**Completion of Construction**" shall mean the state in which all of the following conditions are fulfilled: (i) construction of the Project Facilities (including the Buildings and the Family Park) is completed, pre-use inspection is completed and approval of ordinary use thereof is granted (for avoidance of doubt, excluding temporary or conditional approval of use); (ii) the Borrower obtained material statutory Approvals necessary for operation of the Project Facilities (excluding the casino business license) and is issued the relevant certificates; and (iii) the Builder has fully performed its contractual obligations for the completion of the Project Facilities under the Construction Agreement.

"**Completion of Construction Date**" shall mean the date of Completion of Construction of the Project Facilities.

"**Material Adverse Effect**" shall mean (i), any event that may have material adverse effect on the conditions of the business, operation, properties, financial standing and conditions for business implementation of MGE, Shareholders or the Borrower, (ii) any event that may have a material adverse effect on MGE, Shareholders or the Borrower's performance of their respective obligations under the Financing Documents, which could make them unable to perform their obligations; or (iii) any event that may have a material adverse effect on the validity or enforceability of the Financing Documents or the validity or enforceability of rights or remedies of the Lenders or the Facility Agent under the Financing Documents. Whether an event may have a material adverse effect in connection with this Agreement shall be reasonably and objectively judged by the Facility Agent.

"**Material Circumstances**" shall mean any of the following circumstances:

1) Execution, amendment, cancellation, termination, or rescission of the Project Documents or material default by any party to the Project Documents;

2) Acquisition, change, revocation or withdrawal of the Approvals that are material to the performance of the Project;

3) The Borrower's representations and warranties in this Agreement are found to be different from the truth in material respects;

4) The Borrower is in breach of the Affirmative Covenants or the Negative Covenants under this Agreement;

5) An Event of Default or a Potential Event of Default takes place;

6) The Borrower is or is likely to be in breach of other Financing Documents;

7) Disputes (including litigation) arise in relation to the Borrower or the Borrower's assets (excluding an event that does not have a Material Adverse Effect);

8) A force majeure event takes place thereby discharging obligations of the Borrower or the counterparty under the Project Documents to which the Borrower is a party;

9) An event causing insurance claims takes place in connection with an insurance agreement to which the Borrower is a party and such event has a Material Adverse Effect on repayment of the Principals and Interests of the Loan; or

10) Occurrence of any other event reasonably deemed by the Borrower to be likely to have a Material Adverse Effect on the Borrower's business, assets or financial standing or repayment of the Principals and the Interests of the Loan to the Lenders.

"**Construction Completion Guaranty**" shall have the meaning as set forth in Section 6 of Article 15.

"**Excess Cash Flow**" shall mean the amount calculated pursuant to the definition set forth in **Exhibit 5** (Excess Cash Flow Definition) attached hereto. Provided, however, that when calculating the interest expense in a month in which no Interest Payment Date falls, even if the Borrower has not actually paid any interest during such month, the amount of interest calculated by applying the number of days elapsed until the date of calculation of the Excess Cash Flow shall be deemed as interest expense in calculating the Excess Cash Flow.

"**Shareholder**" shall mean MGE Korea Limited, the 100% shareholder of the Borrower.

"**Return of Capital**" shall mean distribution of profits (dividend in cash or stocks), redemption of redeemable stocks or redeemable convertible preferred shares, reduction of capital, retirement of shares, acquisition of treasury shares, or any payment to its shareholders or partners of cash or other assets in connection with their interest holdings.

"**Initial Drawdown Date**" shall mean the date on which the Borrower first draws down the Loan Commitments in whole or in part.

"**Notifying Duty Agent**" shall mean KB Securities Co., Ltd. who conducts tasks set forth in Section 4 of Article 19

"**Investment**" shall mean acquisition of equity interests (in whatever form including stocks) or equity-linked securities of a corporate entity (in whatever form), transfer and acquisition of business from a third party, or any similar asset transfer and acquisition or capital expenditure.

"**Project Accounts**" shall mean, collectively, the Loan Repayment Account, the Loan Drawdown Account, the Revenue Management Account, the Revenue Collection Account, the Operating Account, the Interest Deposit Account and accounts to be additionally created and maintained in accordance with Article 14 of this Agreement.

"**Secured Obligations**" shall mean any and all present or future obligations to be borne by the Borrower to the Lenders and the Facility Agent under the Financing Documents.

"**Korea**" shall mean the Republic of Korea.

"**Permitted Lien**" shall mean any of the following Liens Regarding item 4 below, in case the Borrower establish Permitted Lien on Borrower's major assets, the Borrower shall notify the Facility Agent.

1) Any Liens established pursuant to the Financing Documents;

2) Any Liens established in accordance with the Laws;

3) Junior Liens established to secure the obligations under the Junior CB Subscription Agreement or the Junior CBs;

4) Any Liens established in the ordinary course of business of the Borrower;

5) Any Liens established to secure return of the lease deposit or *chonsei* security deposit of lessees or *chonsei* right holders of real estate owned by the Borrower;

6) Any Liens established over the relevant facilities in connection with FF&E Lease Financing;

7) Any Liens established over the Borrower's assets as of the Execution Date of which details have been notified in writing by the Borrower to the Facility Agent in advance; and

8) Any Liens established with a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

"**Permitted Indebtedness**" shall mean any of the following indebtedness: Regarding item 3 below, in case of any material commercial indebtedness, the Borrower shall notify the Facility Agent.

1) Any indebtedness incurred pursuant to the Financing Documents;

2) Any indebtedness incurred pursuant to the Laws;

3) Any commercial indebtedness incurred in the ordinary course of business of the

Borrower;

4) Any indebtedness incurred under the Junior CB Subscription Agreement and Junior CBs;

5) Any management fee incurred (during the Operation Period) pursuant to the MGE Management Agreement (the "**Management Fee**");

6) Any development fee incurred (during the Operation Period) pursuant to the MGE Development Agreement (the "**Development Fee**");

7) any indebtedness up to KRW 40 Billion (₩40,000,000,000) incurred (during the Operation Period) pursuant to the FF&E Lease Financing on the terms approved by the Facility Agent given in accordance with the instruction of the Majority Lenders ;

8) any indebtedness up to KRW 30 Billion (₩30,000,000,000) incurred under the Working Capital Facility

9) Any indebtedness existing as of the Execution Date of which details have been notified in writing by the Borrower to the Facility Agent prior to the Execution Date; and

10) Any other indebtedness incurred with a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

"**Permitted Investment**" shall mean any of the following investments:

1) Investment in cash, cash equivalents or products classified as short-term financial products of which credit standing is at least AA+(A1) under K-IFRS including MMF, or short-term fund management products of which credit standing is at least AA+(A1) with less than one (1) year maturity; or

2) Any Investment with a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

"**Hotel Management Agreement**" shall mean Hotel Management Agreement that is entered into by and between Borrower and Management Service Company in the purpose of consigned operation of three (3) hotel towers among Project Facilities.

"**Hotel Facility**" shall mean the certain hotel building to be constructed on the Project Site and their ancillary facilities (save for casinos).

"**Hotel Revenue Collection Account**" shall have the meaning as set forth in Section 5 of Article 14.

"**Hotel Operating Expenses Execution Account**" shall mean set forth in Section 5 of Article 14.

"**Junior CBs**" shall mean CBs to be issued by the Borrower in an aggregate face value equivalent to KRW One Hundred Billion (₩100,000,000,000) on the terms of issuance reasonably satisfactory to the Lenders and with junior priority to the Secured Obligation in respect of payment.

"**Junior CB Subscription Agreement**" shall mean the Junior CB Subscription Agreement to be entered into by and between the Borrower and the Builder in form and substance agreed to by the Facility Agent under which the Builder shall subscribe for Junior CBs.

"**Junior CB Subscription Covenant Letter**" shall have the meaning set forth in Section 8 of Article 15.

"**Environmental Laws**" shall mean any and all Laws relating to environmental pollution or environmental conservation and regulating the Borrower and the Borrower's business, including the Framework Act on Environmental Policy, the Environmental Dispute Mediation Act, the Act on the Control and Aggravated Punishment of Environmental Offenses, the Noise and Vibration Control Act, the Soil Environment Conservation Act, the Clean Air Conservation Act, and the Wastes Control Act, etc..

"**FF&E Lease Financing**" shall mean the Lease Financing Agreement under which the Borrower leases from a lease financing company the furniture, fixture & equipment for operation of the Project Facilities during a specified period and pays the consideration thereof to the lease financing company.

"**HOA**" shall mean the Interim Hotel Management Contract to be entered into by and between the Borrower and the Management Service Company which shall contain the major terms and conditions to be included in the Hotel Management Agreement.

"**MGE**" shall mean Mohegan Tribal Gaming Authority d/b/a Mohegan Gaming & Entertainment indirectly controlling the Borrower via the Shareholder, etc.

"**MGE Development Agreement**" shall mean, collectively, (i) the International Development Services Agreement entered into by and between the Borrower and Mohegan Gaming Advisors, LLC as of April 10, 2017 and (ii) the Local Development Services Agreement entered into by and between the Borrower and MGE Korea, LLC as of April 10, 2017.

"**MGE Credit Enhancement Support Agreement**" shall have the meaning as set forth in Section 10 of Article 15.

"**MGE Management Agreement**" shall mean the Management Services Agreement entered into by and between the Borrower and Mohegan Gaming Advisors, LLC as of December 1, 2019.

"**Tranche A Lenders**" shall mean the Lenders listed in **Exhibit 1**, providing credit facility to the Borrower in accordance with Tranche A Facility.

"**Tranche A Loan**" shall have the meaning as defined in subparagraph A, Section 1 of Article 2.

"**Tranche A Facility**" shall mean the credit facility to be provided by Tranche A Lenders up to KRW Seven Hundred Forty Billion (₩740,000,000,000).

"**Tranche B Lenders**" shall mean the Lenders listed in **Exhibit 1**, providing credit facility to the Borrower in accordance with Tranche B Facility.

"**Tranche B Loan**" shall have meaning as defined in subparagraph B, Section 1 of Article 2.

"**Tranche B Facility**" shall mean the credit facility to be provided by Tranche B Lenders up to KRW Three Hundred Billion (₩300,000,000,000).

Section 2   Construction

A.   In this Agreement, references to any agreement or document shall be construed as references to such agreement or document as amended, novated or supplemented from time to time; references to plans, Laws, enforcement decrees, rules and public notifications shall be construed as references to plans, Laws, enforcement decrees, rules and public notifications effective as of the Execution Date and include plans, Laws, enforcement decrees, rules and public notifications as amended or replaced after the Execution Date.

B.   In this Agreement, unless the context requires otherwise, any reference to words importing the singular include the plural and vice versa.

C.   Any accounting terms used herein shall, unless specifically otherwise defined herein, be used or interpreted in accordance with the K-GAAP.

D.   In this Agreement, the Lenders, the Borrower and other person/entity referred to herein shall include their respective successors.

E.   In this Agreement, a "**month**" means a period starting on one day in a calendar month and ending on the preceding day of the numerically corresponding day in the next calendar month or (if there is no such numerically corresponding day or if a period starts on the last day in a calendar month) on the last day of such next calendar month.

F.   In this Agreement, a **"Corresponding Date"** of a date shall mean the numerically corresponding date in a referred calendar month, or the numerically corresponding date and month in a referred calendar year.

G.   In this Agreement, "**tax**" or "**taxation**" includes any tax, levy, duty, charge, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other Governmental Authorities and includes any interest, penalty or other charge payable in respect thereof.

H.   In this Agreement, "**Liability**" or "**Claim**" of a party shall be construed to mean "**Claim**" or "**Liability**" of the counterparty.

I.   If a date on which a payment is required to be made is not on a Business Day, the payment shall be made on the immediately following Business Day.

Article 2   Facility

Section 1   Facilities of Each Tranche

A.   In accordance with the terms and conditions of this Agreement, Tranche A Lenders shall extend to the Borrower a loan in the amount up to their respective Tranche A Loan Commitments under Tranche A Facility in proportion to their respective Loan Commitments (an outstanding amount drawn down but not yet repaid is referred to as "**Tranche A Loan**").

B.   In accordance with the terms and conditions of this Agreement, Tranche B Lenders shall extend to the Borrower a loan in the amount up to their respective Tranche B Loan Commitments under Tranche B Facility in proportion to their respective Loan Commitments (an outstanding amount drawn down but not yet repaid is referred to as "**Tranche B Loan**").

Section 2   Purpose of Loan

A.   The Borrower shall apply the Loan (excluding the Interest Reserve Loan) exclusively to construction, operation, financial and other project costs in connection with the Project.

B.   The Borrower shall use the Interest Reserve Loan exclusively for payment of interests on the Loan extended in accordance with this Agreement; provided, however, in the case of a condition stated in Section 1 Part B of Article 3, the

Borrower may use the Interest Reserve Loan for the purpose other than payment of the interests.

C. Neither the Lenders nor the Facility Agent shall have any responsibility in connection with the Borrower's application of the Loan.

Section 3 Lenders' Several Liability

A. The rights and obligations of the Lenders hereunder are several, and each Lender and the Facility Agent shall be entitled to enforce its respective rights arising out of any of the Financing Documents unless otherwise specified thereunder.

B. A failure of any Lender to perform its obligations hereunder shall neither hold other Lenders or the Facility Agent exempted from their own obligations nor implicate other Lenders to bear such non-performing Lender's obligations.

Article 3 Drawdown

Section 1 Drawdown Procedure

A. Before Completion of Construction of the Project, the Borrower may request Drawdown of the Loan Commitments during the Availability Period in accordance with the Drawdown Plan as set out in **Exhibit 2**. In case where progress of the Project is delayed or there is any other unavoidable event, the Borrower may adjust the Drawdown schedule under the Drawdown Plan as set out in **Exhibit 2** after obtaining prior written consents from the Facility Agent given in accordance with the instruction of the Majority Lenders. After Completion of Construction of the Project, the Borrower may request Drawdown of the Loan Commitments on any Interest Payment Date during the Availability Period.

B. Notwithstanding paragraph A, (i) the Borrower may request Drawdown of the Interest Reserve Loan from the Interest Reserve Commitment on each Interest Payment Date during the Construction Period and (ii) during the Operation Period, in case it is expected to be difficult to pay the amount of interests payable on the relevant Interest Payment Date from the cash deposited in the Revenue Deposit Account, the Borrower may, three (3) Business Days prior to the relevant Interest Payment Date, request the Facility Agent to make a Drawdown and with the Facility Agent's consent, such Drawdown from the Interest Reserve Commitment shall be made; provided, however, if, notwithstanding item (ii) above, payment of interest is made from the cash deposited in the Revenue Deposit Account and results in any unused and outstanding Interest Reserve Commitment, the Borrower may request Drawdown of the Loan Commitment in the amount equal to the amount of such unused and outstanding Interest Reserve Commitment, for the purpose consented by the Majority Lenders.

C.   If the Borrower intends to draw down the Loan Commitments, the Borrower shall file with the Facility Agent a Drawdown Request in form and substance as set forth in **Form A** not later than three (3) Business Days prior to the date set for Drawdown ("**Proposed Drawdown Date**") or the later time which the Facility Agent agreed. Provided, however, that the Borrower shall submit a Drawdown Request consented by the Builder before the Completion of Construction, which consent may be omitted after the Completion of Construction.

D.   The Borrower shall draw down KRW One Hundred Million (₩100,000,000) or if more than that, multiple amounts of KRW One Hundred Million (₩100,000,000) (except for the last Drawdown), and the unit of Loan Commitment made available from each Lender may be adjusted at discretion of the Facility Agent.

E.   The Facility Agent shall notify the Lenders of the receipt of a Drawdown Request and the specific method of Drawdown including the amount of Loan Commitments to be made available from each Lender.

F.   The Borrower shall request Drawdown in accordance with this Section, and may not arbitrarily delay a Drawdown Request, reduce a Drawdown amount or rescind a Drawdown Request once submitted.

G.   Upon receipt of a Drawdown Request, subject to fulfillment of the conditions set forth in Section 2 and/or 3 of this Article, each Lender shall extend a loan to the Borrower on the designated Proposed Drawdown Date by depositing a specified amount of Loan to the Loan Drawdown Account opened in the name of the Borrower with the Facility Agent (provided, in case of Interest Reserve Loan, to the Loan Repayment Account). Provided that, each lender may deposit after deducting the fee and interest due on the date of withdrawal from the loan amount.

H.   After the Loan from each Lender is deposited to the Loan Drawdown Account, the Facility Agent shall immediately deduct accrued and unpaid fees, interests and other financial costs, etc. from the Loan and transfer the remaining Loan from the Loan Drawdown Account to the Operating Account of the Borrower.

I.   Notwithstanding the foregoing provisions, the Facility Agent and the Borrower may go through the Drawdown Procedure in accordance with a separately agreed-on schedule and procedure, upon consent from all the Lenders.

Section 2   Conditions Precedent to Initial Drawdown

The obligations of the Lenders to make the Loan Commitments of each Tranche available to the Borrower on the Initial Drawdown Date are subject to the fulfillment of the following conditions to the Facility Agent's reasonable satisfaction:

A.   The Borrower shall have submitted to the Facility Agent all the required documents prior to Drawdown as listed in **Exhibit 3** prior to making a Drawdown Request to the Facility Agent or not later than the time agreed with the Facility Agent. The documents shall be prepared in form and substance reasonably satisfactory to the Facility Agent.

B.   Except as scheduled to be executed after the Initial Drawdown Date under this Agreement, all of the Financing Documents shall have been duly executed not later than the Initial Drawdown Date and kept valid since then.

C.   Except for the Collateral Documents scheduled to be executed after the Initial Drawdown Date under this Agreement, the Borrower shall have entered into the Collateral Documents and perfect the Security Right in accordance with the Collateral Documents not later than the Initial Drawdown Date. Provided, however, that if perfection of the Security Right is possible after the Initial Drawdown Date in light of the particulars of the relevant Lien, the relevant Security Right shall be perfected at a time when it is possible.

D.   The Implementation Agreement and other subsidiary agreements (if necessary) shall have been duly and validly entered into by and between the Borrower and Incheon International Airport Corporation in terms reasonably satisfactory to the Lenders and shall continue to be effective.

E.   The Borrower shall have obtained from the Governmental Authorities the Approvals necessary in connection with the Project and maintained such Approvals valid (limited to the Approvals required to be obtained not later than the Initial Drawdown Date, and excluding the casino business license).

F.   Aggregate amount invested in the Borrower shall be maintained not to be less than US$500,000,000 which is the minimum amount required for foreign direct investment under Article 23-3(1)1 of the FEZ Act, and the aggregate amount invested in the Borrower by the Shareholders shall not be less than US$575,000,000 as required due to cash flow in connection with this Project agreed by the Lenders.

G.   The MGE Credit Enhancement Support Agreement shall have been duly and validly executed in terms reasonably satisfactory to the Lenders, including the provisions of Section 10 of Article 15, and shall be continuing in effect.

H.   The Construction Agreement (including the Builder's obligation to guarantee completion of the construction) shall have been duly and validly entered into by and between the Borrower and the Builder in terms reasonably satisfactory to the Lenders and shall continue to be effective.

I. The Builder shall have prepared and submitted to the Facility Agent the Construction Completion Guaranty (including the obligation to assume liabilities) in terms reasonably satisfactory to the Lenders with the Builder's internal authorization procedure thereof completed as necessary.

J. The Builder shall have duly and validly executed the Junior CB Subscription Covenant Letter in terms reasonably satisfactory to the Lenders and submitted it to the Facility Agent with the internal authorization procedure completed as necessary.

K. The HOA (containing major terms and conditions to be included in the Management Service Agreement) shall have been duly and validly entered into by and between the Borrower and the Hotel Management Service Company in terms reasonably satisfactory to the Lenders and shall continue to be valid.

L. The Cash Deficiency Support Agreement shall have been entered into by and between the Builder and the Management Service Company to the effect that both the Builder and the Management Service Company shall bear the obligation of cash deficiency support in connection with the payment of interest on Tranche B Loan and Interest Deposit Account and shall be submitted to the Facility Agent and the internal authorization procedures of the Builder and the Management Service Company necessary therefor shall be completed.

M. The Borrower shall collect from Incheon International Airport Corporation and deliver to the Facility Agent a consent letter of (i) agreeing to the creation of *yangdo-dambo* right on the position and rights of the Borrower under the Implementation Agreement, (ii) providing a prior consent to disposition of the Borrower's assets provided as the Collateral to the Lenders in accordance with the Collateral Documents in case of acceleration of the Secured Obligations, and (iii) setting forth alternatives (in terms reasonably satisfactory to the Facility Agent) in case of termination of the Implementation Agreement due to reasons attributable to the Borrower.

N. The Borrower shall have completed its internal procedures (board resolutions, or if required under the Laws or its Articles of Incorporation, resolutions of the general meeting of shareholders, to the extent necessary for execution and performance of the relevant agreements) to approve execution and performance of the Financing Documents.

O. The Borrower shall have MGE complete its internal authorization procedure of approving execution and performance of the Financing Documents to which MGE is a party.

P.   The Borrower shall have paid fees and costs in full as set forth in Article 6 when due and payable.

Q.   The Borrower shall have sent to the Facility Agent a Drawdown Request during the banking hours (in Seoul) of a date being not later than three (3) Business Days prior to the Proposed Drawdown Date or the later time agreed to by the Facility Agent.

R.   Conditions or submitted documents in connection with the conditions precedent to Drawdown shall continue to be in full force and effect until the Proposed Drawdown Date, and if necessary, substituted with appropriate documents.

S.   No Event of Default or Potential Event of Default shall exist on the Drawdown Date, and no such event shall arise due to the relevant Drawdown.

T.   Representations and warranties made by the Obligors in this Agreement and other Financing Documents shall be true and correct as of the Drawdown Date.

U.   Following the Execution Date until the relevant Drawdown Date, no domestic/international political, economic, or social event likely to have Material Adverse Effect shall have occurred and be continuing at the reasonable discretion of the Facility Agent.

V.   The Phase 1B Project Performance Guarantee Agreement shall have been duly and validly entered into by and between the Borrower and Incheon International Airport Corporation in connection with the requirements in Article 7-2(1) of the Attached Conditions of Notice of Eligibility in terms reasonably satisfactory to the Lenders and shall continue to be effective.

W.   The Borrower shall have submitted to the Facility Agent the additional documents, etc. reasonably requested by the Facility Agent not later than 11:00 a.m. (Seoul Time) on the Proposed Drawdown Date, provided, however, Facility Agent's request for additional documents, etc. must be received by the Borrower not later than one (1) Business Day before the Proposed Drawdown Date.

Section 3   Conditions Precedent to Subsequent Drawdown

The obligations of the Lenders to make Loan Commitment of each tranche available to the Borrower after the Initial Drawdown Date are subject to the fulfillment of the following conditions in substance reasonably satisfactory to the Facility Agent. The documents that have already been submitted to the Facility Agent prior to the Proposed Drawdown Date including such documents submitted as conditions precedent to the Initial Drawdown and have not been changed may still be used:

A.   All of the conditions precedent to Initial Drawdown as set forth in Section 2 shall have been validly satisfied; and

B.   All of the conditions subsequent to Drawdown as set forth in Section 4 below that shall be required to be satisfied prior to the relevant Drawdown Date shall have been satisfied.

Section 4   Conditions Subsequent to Drawdown

The following conditions shall be fulfilled to the reasonable satisfaction of the Facility Agent subsequent to the Drawdown:

A.   The Borrower shall obtain casino license required for the operation of the Project, within thirty-one (31) months from the Initial Drawdown Date.

B.   Immediately upon Completion of Construction of the Project Facilities (within one (1) month from the Completion of Construction Date), the Borrower shall complete title registration of the Project Facilities in its name and at the same time, enter into the Real Estate Collateral Trust Agreement with a trustee reasonably appointed by the Facility Agent so that Tranche A Lenders shall be the first priority beneficiaries and Tranche B Lenders shall be the second priority beneficiaries and the Lenders shall be issued the preferential beneficiary certificates up to 130% of their respective Loans at the request of each Lender.

C.   Immediately upon Completion of Construction of the Project Facilities (within one (1) month from the Completion of Construction Date), the Borrower shall purchase an insurance necessary for operation and maintenance of the Project Facilities on terms and conditions to the Facility Agent's reasonable satisfaction with an insurance company to which the Facility Agent has agreed in advance, enter into the Insurance *Keun*-Pledge Agreement, and establish the insurance *keun*-pledge over the insurance in favor of Tranche A Lenders as the first priority *keun*-pledgee and Tranche B Lenders as the second priority *keun*-pledgee.

D.   The Borrower shall appoint a supervisor to the Lenders' reasonable satisfaction and have the supervisor submit a supervisor's report on the progress of the construction for the Project on the 15th day of every month (if such date is not a Business Day, the following Business Day).

E.   The Borrower shall apply the Loan exclusively to the uses as provided by Section 2 of Article 2, and submit relevant supporting documents within thirty (30) days from the Drawdown Date of such Loan.

F.   Within twelve (12) months from the Initial Drawdown Date, the Borrower shall duly and validly enter into the Hotel Management Agreement with the Management Service Company in terms reasonably satisfactory to the Lenders, and submit a copy of the Hotel Management Agreement to the Lenders and Facility Agent. If the Hotel Management Agreement includes the terms contained in the HOA without any changes that is unfavorable of the Lender, such Hotel Management Agreement shall be deemed to have terms reasonably satisfactory to the Lenders.

G.   In accordance to the Junior CB Subscription Covenant Letter, the Borrower shall issue to the Builder, (i) the first Junior CBs with a principal amount of KRW Fifty Billion (₩50,000,000,000) by December 31, 2022 and (ii) the second Junior CBs with a principal amount of KRW Fifty Billion (₩50,000,000,000) by March 31, 2023, and submit a copy of the relevant Junior CB Subscription Agreements to the Facility Agent.

H.   The Borrower shall enter into an amendment to the Implementation Agreement with Incheon International Airport Corporation and submit a copy of the amendment to the Facility Agent no later than September 30, 2021 pursuant to the Attached Conditions of the Notice of Eligibility.

I.   The Borrower shall obtain permission for amendment of the Project and approval for amendment of the implementation plan from the Governmental Authorities no later than March 31, 2022 and submit a copy of the permission for amendment and a copy of the approval for amendment to the Facility Agent.

J.   The Borrower shall perform other matters reasonably requested by the Facility Agent given in accordance with the instruction of the Majority Lenders.

Section 5   Irrevocable Drawdown Request

Unless otherwise set forth in this Agreement, Drawdown Requests are irrevocable, and the Borrower shall draw down the Loan in accordance with the relevant Drawdown Request. In the event the Borrower fails to draw down for any reason (excluding events attributable to the Facility Agent or any Lender), the Borrower shall indemnify the Lenders and the Facility Agent from loss and costs (including losses arising from cancellation of funding or application to other uses), and the amount and the procedure of indemnification shall be in accordance with the Facility Agent's notice thereof.

Section 6   Obligation to Request Drawdown under the Drawdown Plan

Notwithstanding any other provision of this Article, the Borrower shall request the

Drawdown of the Loan Commitments during the Availability Period in accordance with the Drawdown Plan as set out in **Exhibit 2**. Provided, however, that the Borrower may adjust the Drawdown schedule under the Drawdown Plan as set out in **Exhibit 2** only after obtaining prior written consents from the Facility Agent given in accordance with the instruction of the Majority Lenders.

Article 4　Interest

Section 1　Payment of Interest

A.　The Borrower shall pay interests accrued on each Drawdown amount of Loan of each Tranche during each Interest Period as calculated by applying the interest rate stated below ("**Agreed Interest Rate**") on each Interest Payment Date. The Agreed Interest Rate (fixed/floating) and the time of interest payment (in advance/in arrear) shall be as set forth in **Exhibit 1**:

　　1.　Agreed Interest Rate of Tranche A Loan:

　　　(i)　Fixed interest rate: 5.4% per annum

　　　(ii)　Floating interest rate: Sum of the Base Rate and the Margin

　　2.　Agreed Interest Rate of Tranche B Loan:

　　　(i)　Fixed interest rate: 7.0% per annum

　　　(ii)　Floating interest rate: Sum of the Base Rate and the Margin

B.　Any interest that has already been paid shall be returned in no event for any reason including Prepayment or Acceleration.

Section 2　Interest Period

Interest Period shall mean every three (3) months:

A.　The Initial Interest Period of the Initial Drawdown Amount shall start from the Initial Drawdown Date and end on its Corresponding Date in the calendar month that is three (3) months from the Initial Drawdown Date;

B.　The initial Interest Period of Drawdown amount after the Initial Drawdown shall start on the relevant Drawdown Date and end on the last date of the then-current

Interest Period relating to the Initial Drawdown Amount;

C.   Except for the initial Interest Period of each Drawdown amount, each Interest Period shall start from the last date of the immediately preceding Interest Period and end on the Corresponding Date to the Initial Drawdown Date in the calendar month that is three (3) months from the last date of the immediately preceding Interest Period;

D.   If the last date of each Interest Period in accordance with A to C above, is not a Business Day, the Interest Period shall end on the next following Business Day(if the next following Business Day is included in the following month, it ends on the immediately preceding Business Day);

E.   With respect to any Interest Period, if the last date of Interest Period does not exist, such Interest Period shall end on the last business day of the month which is three (3) months from the month containing the start date, on the premise of the application of sub-paragraph F below; and

F.   Any Interest Period which ends after the Maturity Date shall end on the Maturity Date.

Section 3   Calculation of Interest

Interest shall accrue from day to day and be calculated on the basis of the actual number of days elapsed and a year of 365 days (in case of a leap-year, 366 days), with any amount less than one Korean Won trimmed. For calculation purposes, the actual number of days elapsed shall include the first day of the Interest Period but exclude the last day. Provided, however, that with respect to repayment of the Loan on the same date of Drawdown thereof, an interest for a day shall accrue.

Article 5   Repayment, Prepayment and Cancellation of Facility

Section 1   Repayment

Unless otherwise provided herein, the Borrower shall repay the Loan on the Maturity Date in a bullet payment.

Section 2   Voluntary Prepayment

A.   The Borrower may voluntarily prepay the Loan of each Tranche in whole or in part upon the following terms and conditions: Provided, however, that the Borrower may not voluntarily prepay in accordance with this Paragraph until a date (inclusive) after one (1) year has passed from the Initial Drawdown Date:

1.   The Borrower shall give the Facility Agent a written notice of the prepayment amount and the proposed date of prepayment at least five (5) Business Days in advance: provided, however, that prepayment shall be made only on each Interest Payment Date.

2.   Prepayment amount shall be in an amount of at least KRW Ten Billion (₩10,000,000,000) and if greater, in integral multiples of KRW One Billion (₩1,000,000,000) or the full amount of the Loan together with interests accrued thereon.

3.   On the prepayment date, the Borrower shall fully pay the prepayment together with any and all interest accrued thereon up to the date of such prepayment and other fees, etc. due and payable hereunder by depositing the same to the Loan Repayment Account. Immediately upon deposit of the above prepayment into the Loan Repayment Account (in any event within one (1) Business Day from the date of payment), the Facility Agent shall ensure that the prepayment for each Lender is transferred to an account designated by each Lender.

B.   The Borrower shall pay the voluntary prepayment fee as set forth below as calculated per time of prepayment(Provided that, Prepayment Fee shall be paid within the limits under the applicable laws and internal regulation of each lenders at that time):

1.   Prepayment during a period from a date when 1 year has passed from the Initial Drawdown Date (not inclusive, if the date is not a Business Day, the following Business Day) to the Completion Date (inclusive, if the date is not a Business Day, the following Business Day): 1.0% of the principal of the Loan to be prepaid.

2.   Prepayment after the Completion of Construction Date: 0.1% of the principal of the Loan to be prepaid.

C.   The Prepayment notice made by the Borrower in accordance with the foregoing Paragraph A may not be cancelled, and the Borrower shall prepay in accordance with the notified particulars on the prepayment date.

D.   Only after the principal and interests of Tranche A Loan are fully repaid, Tranche B Loan may be prepaid, and distribution of the prepaid amount to the Lenders ranking *pari passu* shall be made in proportion to the outstanding principal amount of the Loan of the relevant tranche.

E.   The Borrower may not re-draw the Loan prepaid in whole or in part. The Borrower is not obligated to prepay the Loan in whole or in part to the Lenders unless provided herein.

F.   The Borrower shall transfer the prepayment to the Loan Repayment Account not later than the noon of the prepayment date and request the Facility Agent to transfer from the Loan Repayment Account to each Lender's account so that the Loan of each Lender is prepaid. The Facility Agent shall at the request of the Borrower ensure that the prepayment per Lender is transferred from the Loan Repayment Account to the Lender's account within bank business hours of the prepayment date.

Section 3   Mandatory Prepayment

A.   Upon sale of the Collateral or sale of tangible/intangible assets with value in excess of KRW Three Billion (₩3,000,000,000), the Borrower shall apply any proceeds from such sale to prepayment of the Loan. For the avoidance of doubt, sale under this paragraph does not include leases, subleases, licensing, and any other acts which authorizes the right to use without the change of the ownership of tangible/intangible assets(For the avoidance of doubt, Borrower shall not grant permission of lease, sub-lease, licensing, or other any Authority to use regarding with casino license).

B.   Immediately upon receipt of the proceeds from the sale under Paragraph A, the Borrower shall transfer to the Loan Repayment Account the net proceeds remaining after deduction of taxes, public imposts or expenses imposed on or incurred by the Borrower, and make prepayment on the first coming Interest Payment Date after the relevant transfer date.

C.   Upon receipt of insurance proceeds in connection with any insurance covered event concerning the Collateral, the Borrower shall prepay the Loan in the amount equal to 100% of the insurance proceeds; provided, however, the Borrower may, notwithstanding this Section, apply the insurance proceeds to re repair and restore the Collateral with the consent of the Facility Agent with approval of the Majority Lenders(Provided that, the Lenders shall agree to the use for restoration or recovery of the Collateral, unless there are any extenuating circumstances or reasonable justification)..

D.   Only after payment of the outstanding principal amount of Tranche A Loan, the Borrower may repay Tranche B Loan, and repaid amount per Lender of each Tranche shall be distributed to each Lender in proportion to the outstanding principal of the Loan of each Lender.

E.   No prepayment fee will be paid by the Borrower with respect to the mandatory prepayment.

On the prepayment date, the Borrower shall fully pay any and all accrued interest and other fees, etc. due and payable hereunder, together with the interest on the amount of the Loan so prepaid accrued on a pro rata daily basis up to the date of such prepayment by depositing the same to the Loan Repayment Account. Immediately upon deposit of the above prepayment into the Loan Repayment Account (in any event within one (1) Business Day from the date of payment), the Facility Agent shall ensure that the prepayment for each Lender is transferred to an account designated by each Lender.

F.   The Borrower may not re-draw an amount prepaid.

G.   The Borrower shall transfer the prepayment to the Loan Repayment Account not later than the noon of the prepayment date and request the Facility Agent to transfer prepayment per Lender from the Loan Repayment Account to each Lender's account so that the Lenders are prepaid. The Facility Agent shall at the request of the Borrower transfer each Lender's prepayment from the Loan Repayment Account to the Lender's account within bank business hours of the prepayment date.

Article 6   Fees and Expenses

Section 1   Fees

The Borrower shall pay fees (as determined in accordance with the Fee Letter) to the Lenders in accordance with the Fee Letter entered into by and between the Borrower and the respective Lender. The fees that has already been paid under the Fee Letter shall not be returned in any event for any reason unless otherwise provided in the Fee Letter.

Section 2   Commitment Fees

A.   The Borrower shall pay the commitment fee in arrear as calculated in the following formula with respect to the relevant Interest Period to the Lenders on each Commitment Fee Payment Date:

Commitment Fee = 0.3% of the amount not drawn down (for the avoidance of doubt, excluding an amount of Drawdown on the same date) from the Loan Commitment of any Lender as of the Commitment Fee Payment Date

B.   The Commitment Fee shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a year of 365 days or 366 days (in case of a leap year), including the first day of the relevant period but excluding the last day. Any fractional amount of the Commitment Fee less than KRW 1 shall be rounded down to the nearest KRW 1.

Section 3   Expenses

The Borrower shall, regardless of whether any Drawdown is made under this Agreement, pay or reimburse all reasonable costs and expenses incurred by the Facility Agent or the Lenders in connection with preparation, negotiation and registration of this Agreement, the Collateral Documents and other Financing Documents, establishment of Security Right, asset-backed transaction of securitized lenders, financial arrangement and investigation, calculation, permit, consent or waiver to be conducted by the Facility Agent or the Lenders in accordance with the Financing Documents (e.g. cost of establishing and registering rights, appraisal and assessment cost, legal fee or other fees, translation, business trip and other actually incurred expenses together with value added taxes and other taxes and public imposts imposed thereto). The Facility Agent and the relevant Lenders shall furnish the Borrower with receipts, invoices and other supporting documents evidencing such costs and expenses, and the expenses paid pursuant to this Section shall be returned in no event for any reason

Section 4   Enforcement Cost

As the Facility Agent or the Lenders request from time to time, the Borrower shall reimburse the Facility Agent or the Lenders expenses and fees (including legal fee, other fees, actually incurred fees together with taxes and public imposts including the VAT imposed thereon) reasonably incurred by the Facility Agent or the Lenders for execution based on the Financing Documents, proceedings for the collection of claims under the Financing Documents, preservation of other rights based on the Financing Documents, and procedure to defend litigation or claims, etc. from a third party against the Facility Agent or the Lenders in connection with the Financing Documents. The Facility Agent and the relevant Lender shall furnish the Borrower with receipts, invoices and other supporting documents evidencing such costs and expenses.

Section 5   Taxes Relating to the Agreement

The Borrower shall pay any present or future stamp duties, any other similar taxes, notarization fee, registration fee and other similar fees that are payable in connection with this Agreement and the Financing Documents, and shall indemnify the Facility Agent and the relevant Lenders from loss suffered by any of them due to default in payment of such tax or fees.

Article 7   Payments

Section 1   Drawdown

The amount to be advanced to the Borrower by each Lender pursuant to this Agreement shall be deposited to the Loan Drawdown Account opened in the name of the Borrower at the Facility Agent in funds immediately available for withdrawal on the same day by 3:00 P.M. (Seoul Time) on the relevant Drawdown Date, whereby the Borrower shall be deemed to have borrowed the relevant amount. The Facility Agent shall remit the relevant amount from the Loan Drawdown Account to the Operating Account within bank business hours of the relevant Drawdown Date or a separately agreed upon time after deducting accrued fees and interests from the deposit of the Loan from each Lender.

Section 2   Payments by Borrower

Each payment required to be made by the Borrower hereunder shall be remitted to the Loan Repayment Account by 2:00 P.M. (Seoul Time) in immediately available funds on the relevant payment date. The Facility Agent shall remit the above amount to an account designated by each Lender by a prior notice given to the Facility Agent in accordance with Section 3 below. The Borrower shall be deemed to have performed its obligations to the Lenders when the Borrower pays the above amount to the Facility Agent.

Section 3   Application towards Repayment

Any amount received by the Lenders or the Facility Agent on maturity, by prepayment or exercise of the Security Right, etc., which is not sufficient to pay obligations due and payable in full, shall be applied in the following order of priority. Distribution among the Lenders ranking *pari passu* shall be made pro rata based on the outstanding balance of the principals of the Loan advanced by the Lenders:

A.   Any fees and expenses (including expenses set forth in Article 6) payable to the Facility Agent or the Lenders under the Financing Documents;

B.   Default interest and damages for delay accrued on any sum payable to Tranche A Lenders under the Financing Documents;

C.   Interests on Tranche A Loan when due and payable;

D.   Principal of Tranche A Loan when due and payable;

E.   Default interest and damages for delay accrued on any sum payable to Tranche B Lenders under the Financing Documents;

F.   Interests on Tranche B Loan when due and payable; and

G.   Principal of Tranche B Loan when due and payable.

Section 4   Business Day

If any sum would otherwise become due for payment on a day which is not a Business Day, that sum shall become due on the next following Business Day, in which case the Interest shall be accordingly adjusted.

Section 5   Evidence of Obligations

The Facility Agent shall keep an accounting book to record from time to time an amount paid or payable by the Borrower in accordance with the ordinary accounting practices. In any legal disputes or under this Agreement, the records in the accounting book, unless they contain any manifest error, shall be deemed correct and exact about the stated amount and the fact that the Borrower is liable to pay such amount with respect to the Lenders and the Borrower.

Section 6   Deemed Effect

If this Agreement or other Financing Documents provide that the Lenders or the Facility Agent may determine or confirm any amount or rate payable by the Borrower, such determination or confirmation, unless it contains any manifest error, shall be deemed correct with respect to the Lenders and the Borrower.

Article 8   Alternative Base Rate

Section 1   Grounds for Change in Base Rate

If, with respect to the Loan, (i) the Base Rate applicable on any Base Rate Determination Date is not published, or (ii) the published Base Rate does not substantially reflect the Lenders' actual funding cost due to a crunch in domestic/international market condition or a change in governmental financial/monetary policies or for other reasons (excluding any cost increase due to reasons attributable to a certain Lender such as credit rating downgrade, equity capital ratio decrease, breach of laws, etc.), the Facility Agent may, upon a request of the Majority Lenders, determine an alternative Base Rate after notification to the Borrower in accordance with this Article. If any portion of the Loan Commitments remains undrawn, no Drawdown shall be made unless and until an alternative Base Rate is agreed upon in accordance with Section 2 of this Article 8.

Section 2   Agreement on Alternative Base Rate

Immediately following receipt of a notification pursuant to Section 1 above, the Borrower and the Facility Agent shall negotiate in good faith with a view to agreeing upon an alternative Base Rate on the relevant Tranche Loan, and the Facility Agent shall have consulted with the Lenders prior to such negotiation with the Borrower. If an alternative Base Rate is agreed within a period of thirty (30) Business Days after such notification or such longer period for discussion as the Borrower and the Facility Agent may agree, the alternative Base Rate on the relevant Tranche Loan shall apply retrospectively to the relevant Base Rate Determination Date.

Section 3   Determination of Alternative Base Rate by Facility Agent

If an alternative Base Rate is not so agreed between the Facility Agent and the Borrower within the negotiation period pursuant to Section 2 above, the Facility Agent shall reasonably determine an alternative Base Rate by reference to market yields of various securities including corporate bonds issued and outstanding in Korea, and notify it to the Borrower and the Lenders in writing, and such alternative Base Rate shall apply retrospectively to the commencement date of the Interest Period related to the relevant Base Rate Determination Date.

Section 4   Prepayment

If the Borrower does not agree on an alternative Base Rate notified by the Facility Agent pursuant to Section 3 above, the Borrower shall notify the Facility Agent thereof within five (5) Business Days from the receipt of the notification and may fully prepay the principal and interest of the relevant tranche loan {including the interest accrued on the Loan at the alternative Base Rate notified by the Facility Agent pursuant to Section 3 (in this case, the alternative Base Rate shall be applied from the next date of the Borrower's receipt of the notification on the alternative Base Rate pursuant to Section 3)} and any other obligations owed by the Borrower under this Agreement and the Collateral Documents within ten (10) Business Days from the receipt of the notice of the alternative Base Rate without any prepayment fee.

Article 9   Change of Laws and Circumstances

Section 1   Unlawfulness

If it becomes unlawful for any Lender to give effect to its obligations hereunder due to change of Laws, change in interpretation and application of Laws or change in policies of the competent Governmental Authorities, etc. after the Execution Date hereof, the Lender shall so notify the Borrower through the Facility Agent. In that case, such Lender's Loan Commitments shall be cancelled immediately and such Lender's obligation to make the Loan Commitments shall cease. In such case, the Lender shall use its reasonable efforts to mitigate such unlawfulness, and assuming this, the Borrower shall, within thirty (30) Business Days from the receipt of the notification prepay the Lender's Loan in full together with interest accrued thereon to the date of prepayment and any other monies owing hereunder to such Lender. Provided, however, that if the Borrower prepays the Loan pursuant to this Section, no prepayment fee shall be paid.

Section 2   Additional Expenses

If any of the following events takes place to any Lender, due to change of Laws, change in interpretation and application of Laws or change in policies of the competent Governmental Authorities, etc. after the Execution Date hereof and such event is not cured even with the Lender's reasonable efforts, such Lender shall so notify the Borrower through the Facility Agent:

A.   If the Lender becomes liable to pay any taxes or any sum in connection with any amount paid by the Borrower under this Agreement (excluding taxes imposed on the ordinary operating income of the head office or offices of the Lender or taxes to be reimbursed pursuant to Article 10); or

B.   If the Lender's cost of Participation increases or received amount in connection with the Loan Agreement decreases,

In that case, the Borrower shall (irrespective of whether the Lender's Loan is repaid or not) pay to the relevant Lender such taxes or sum as set forth in paragraph A or the increased costs or decreased amount as set forth in paragraph B (collectively, "**Increased Costs**") through the Facility Agent. In order for the relevant Lender to bill the Borrower for the Increased Costs, the Lender shall submit to the Borrower the ground, details of calculation, statements or other evidentiary documents of the Increased Costs, and the Lender's confirmation of the Increased Cost shall, unless it contains any manifest error, be regarded correct with respect to the Borrower and the Lenders. Provided, however, that if such Increased Costs continue to be incurred, the Borrower may, after giving at least thirty (30) Business Days' prior written notice to the Facility Agent, prepay the relevant Lender's Loan together with interests accrued thereon up to the prepayment date and other sum of money payable by the Borrower(provided that, in the case of such Lender is the Lender of Tranche B, it is necessary to be obtained by the consents of Tranche A lenders who holds at least 2/3 of the aggregate sum of Tranche A loan(including undrawn Loan commitment)), in which case no prepayment fee is payable. After such prepayment in full, the relevant Lender's Loan Commitments shall cease to be effective.

Article 10 Taxes, Etc.

Section 1   Unconditional Repayment

The Borrower shall pay any amount required to be paid under this Agreement in full, without any set-off or making it subject to any other condition or without any deduction or withholding of any taxes.

Section 2   Additional Payment

If the Borrower or a third party is obligated to deduct or withhold a sum from an amount to be paid to the Facility Agent or any Lender, the Borrower shall pay an additional amount to the relevant payment to ensure that the Facility Agent or the relevant Lender is paid an amount each would have received if no deduction or withholding were to be made. The Borrower shall submit to the Facility Agent or such Lender evidentiary documents that the amount to be deducted or withheld was duly paid to the tax authority etc. Provided, however, that if the Facility Agent or the Lender receives a tax refund or tax benefit from the Governmental Authority, such amount of tax refund or tax benefit shall be immediately returned to the Borrower.

Article 11   Representations and Warranties of Borrower

The Borrower shall represent and warrant the following matters to the Lenders and the Facility Agent as of the Execution Date and each Drawdown Date. As long as this Agreement continues to be effective, the Borrower shall be deemed to continue to represent and warrant the following matters:

Section 1   Juristic Personality and Qualification

The Borrower is a stock company duly organized and validly existing under the Laws of Korea.

Section 2   Power and Authority

The Borrower has full legal right, power and authority to carry on the business as currently being carried on, own its assets, bear obligations and other liabilities under the Financing Documents, prepare and deliver the Financing Documents and other related documents, and perform all the terms and conditions thereof.

Section 3   Solvency

The Borrower is able to pay any amount payable in respect of the Loan under the Financing Documents.

Section 4   Compliance with Laws

The Borrower is in compliance with all Laws, regulations, instructions and guidelines of the Governmental Authorities applicable to the Borrower, including the tax Laws and the environmental Laws of which violation would have a Material Adverse Effect.

Section 5   Establishment and Maintenance of Lien

All the Liens required to be established by the Borrower in favor of the Lenders under the

Collateral Documents (only those Liens required to be established as of the relevant date in accordance with this Agreement) have been duly established and maintained.

Section 6   Dispute

No litigation, administrative proceeding, arbitration or other dispute which would cause a Material Adverse Effect on management or financial standing of the Borrower is presently pending against the Borrower or its assets and, to the best knowledge of the Borrower, there are no issues with respect to such litigation or non-payment of taxes or fees.

Section 7   No Other Indebtedness

Other than the Permitted Indebtedness as of the Execution Date, the Borrower has no indebtedness to any other third party.

Section 8   No Lien

Other than the Permitted Lien, the Borrower has good and valid right to all of its assets, free and clear of any Lien or any restriction.

Section 9   No Event of Default

There is no Event of Default or no Potential Event of Default existing with respect to the Borrower or its assets.

Section 10   No Proceeding Including Insolvency

No liquidation, dissolution, bankruptcy, rehabilitation procedure or other procedures specified under the Debtor Rehabilitation and Bankruptcy Act or the Corporate Restructuring Promotion Act, or workout procedure under the creditor banks' autonomous agreement or any other similar procedure has been initiated against or with respect to the Borrower, and to the best knowledge of the Borrower, there is no threat of such procedure.

Section 11   Approvals

The Borrower has duly obtained and maintained the Approvals necessary for performance of the Project and execution, delivery, and performance of the Financing Documents, and is not in breach of the conditions of such Approvals, as of the Execution Date.

Section 12   Authorization of Borrowing

The Borrower has taken all appropriate and necessary corporate and legal actions to authorize the execution and delivery of the Financing Documents, to which it is a party, and to authorize the performance and observance of the terms and conditions thereof.

Section 13   **Legal Actions**

The Borrower has completed any and all registration, recordation or application procedures (excluding such procedures as required after the Execution Date of this Agreement or the Financing Documents) necessary in order to ensure the legality, validity and enforceability of the Financing Documents and all the documents to be executed and delivered in accordance therewith.

Section 14   **Binding Agreement; Compliance with Laws and Other Agreements**

The Borrower's obligations under the Financing Documents have duly and validly arisen and are enforceable against the Borrower. The execution, delivery and performance by the Borrower of the this Agreement (i) will not result in any breach or violation of any Laws applicable to the Borrower; (ii) will not result in any breach of the Articles of Incorporation of the Borrower; and (iii) will not result in any breach or violation of contracts or certificates relating to the Borrower or its assets.

Section 15   **Financial Statements**

The most recent financial statements (including the income statement and the statement of financial position) of the Borrower were prepared in accordance with the Korean Laws, the K-GAAP, and other accounting principles generally applied in Korea, and present a fair description of the financial condition of the Borrower for the time and period indicated. There are no contingent liabilities or losses that have not been included in the financial statements and may have a Material Adverse Effect on the financial condition of the Borrower, and after the date of the financial statements, there has been no Material Adverse Effect on the business or financial matters of the Borrower.

Section 16   **Ownership/Right to Use**

The Borrower holds the complete and unrestricted (excluding the Permitted Lien) ownership and/or the right to use all the assets the Borrower is holding for the performance of the Project.

Section 17   **Accuracy of Information**

All the information furnished in writing by the Borrower to the Lenders or the Facility Agent in connection with the arrangement of the Facility and the negotiation of this Agreement is accurate in all aspects, and the Borrower has provided the Lenders and the Facility Agent with all the information requested thereby for the execution hereof. Any information provided by the Borrower does not contain any false statement or omit a fact that may have a Material Adverse Effect.

Article 12 Affirmative Covenants

Until the time the Secured Obligations are repaid in full, the Borrower shall comply with the following affirmative covenants:

Section 1   Maintenance of Juristic Personality

The Borrower shall maintain its juristic personality in accordance with the applicable Laws.

Section 2   Maintenance of Approvals and Compliance with Laws

A.   The Borrower shall duly and validly obtain and maintain all the Approvals essential for the performance of the Project, and if there are any Approvals yet to be obtained as of the Execution Date as are necessary for the performance of the Project, the Borrower shall timely obtain such Approvals. In this regard, the Borrower shall obtain the casino business license necessary for the performance of the Project within thirty one (31) months from the Initial Drawdown Date and keep the license in full effect and force.

B.   The Borrower shall fully perform the obligations in accordance with the conditions of each Approval related to the Project (including the Attached Conditions of Notice of Eligibility related to casino business).

C.   The Borrower shall comply with the applicable Laws, regulations, instructions and guidelines of the Governmental Authorities in material aspects applicable to the Borrower, and obtain or effect all the Approvals and the conditions under the applicable Laws as may be additionally required for the performance of the Project.

Section 3   Compliance with Implementation Agreement

The Borrower shall perform and comply with its obligations under the Implementation Agreement, and shall keep valid its status as a party thereto.

Section 4   Compliance with HOA and Hotel Management Agreement

The Borrower shall ensure that the HOA and the Hotel Management Agreement is duly and validly executed to the Lenders' reasonable satisfaction, shall comply with and perform its obligations under the HOA and the Hotel Management Agreement, and shall keep valid its status as a party to the HOA and the Hotel Management Agreement.

Section 5   Use of Funds

The Borrower shall ensure that the Drawdown Amount will only be applied and used for the purposes set forth in Section 2 of Article 2 hereof.

Section 6   Provision and Maintenance of Collaterals

The Borrower shall ensure that any and all Collaterals, guarantees and covenants, etc. are provided in accordance with the Collateral Documents and kept valid.

Section 7   Financial Statements

A.   The Borrower shall deliver to the Facility Agent each audit report on the financial statements of the Borrower prepared by an accounting firm reasonably approved in advance by the Facility Agent within ninety [(90) days] after the end of each fiscal year, (and such report shall include such accounting firm's opinion that the financial statements of the Borrower are fairly indicated from the perspective of materiality in accordance with the K-GAAP).

B.   The Borrower shall address any reasonable request from the Facility Agent for explanation about the current status of the Borrower.

Section 8   Submission of Budgets

The Borrower shall prepare and submit to the Facility Agent (i) during the Construction Period, an annual and a quarterly construction budget and construction plan until the Completion of Construction Date not later than the Initial Drawdown Date and December 15 (or such other date as otherwise agreed by the Borrower and the Facility Agent) of each year, and (ii) during the Operation Period, an annual operation budget and operation plan for the relevant year (if submitted on the Operation Commencement Date) and the next year (on December 15 of each year) not later than the Operation Commencement Date and on December 15 (or such other date as otherwise agreed by the Borrower and the Facility Agent) of each year.

Section 9   Notice of Material Circumstances and Proposal of Alternatives

If the Borrower becomes aware of the occurrence of any Material Circumstances, it shall give a written notice thereof to the Lenders, and within fifteen (15) Business Days propose specific alternatives to solve the relevant circumstances to the Lenders, and report to the Lenders on the progress of remedial actions taken accordingly.

Section 10   Taxes and Public Imposts

The Borrower shall pay any and all taxes, charges and public imposts imposed on the Borrower or its assets not later than the payment date.

Section 11   Insurance

The Borrower shall take out and maintain an insurance policy ordinarily applicable to entities located in the same or similar location with the Borrower and engaging in the same or similar line of business activities with the Borrower, according to the terms of insurance (insured risks and amount) to the Lenders' reasonable satisfaction, the Borrower's insurance plan so as to insure the business, properties and assets related to the Project from an insurance company having maintained financial steadiness to the Facility Agent's reasonable satisfaction. Further, with respect to the assets additionally acquired in connection with the Project, the Borrower shall take out additional insurance policy (or inclusion in the insured properties) on the earliest date when such insurance is made available. Further, in connection with insurance (including additional insurance) purchased by the Borrower in connection with the Project, the Borrower shall establish Security Right in favor of the Lenders (insurance *keun*-pledge having Tranche A Lenders as the first priority *keun*-pledgee and Tranche B Lenders as the second priority *keun*-pledgee) over (i) any and all rights to the insurance proceeds, (ii) claims for insurance premiums refundable under the insurance agreement or policy or any amount receivable thereunder and (iii) any and all rights held by the Borrower in connection with the insurance.

Section 12   Obligation to Keep the Representations and Warranties Accurate

The Borrower shall maintain the exactness and correctness of the representations and warranties set out in Article 11 hereof.

Section 13   Maintenance of Project Documents

The Borrower shall appropriately keep the Project Documents in effect and perform its obligations thereunder in material respects.

Section 14   Preparation and Maintenance of the Project Related Documents

A.   The Borrower shall keep and maintain books, record and other materials in connection with the Project in accordance with the applicable Laws and the K-GAAP.

B.   The Borrower shall prepare the Project related documents including a demand forecast, etc., at the reasonable request from the Facility Agent and provide them therewith, to the extent of not hindering the ordinary course of business of the Borrower, and after commencement date of operation, materials that verify the operation details shall be submitted quarterly to the Facility Agent.

Section 15   Compliance with the Fund Management Regulation

The Borrower shall comply with the general fund management by the Facility Agent and the Monetary Claim Trustee and application of funds in accordance with the criteria agreed in advance with respect to the Project Accounts pursuant to Article 14 hereof and the Monetary Claim Trust Agreement.

Section 16   Miscellaneous

The Borrower shall do such things or submit such documents to the Facility Agent as requested by the Facility Agent in its reasonable discretion as necessary for the protection of the Lenders' rights hereunder.

Article 13 Negative Covenants

Until the Secured Obligations are repaid in full, the Borrower shall continue to comply with the following negative covenants:

Section 1   Restriction on Restructuring, Etc.

The Borrower may not perform the following without the prior written consent of the Facility Agent given in accordance with prior written instructions of the Majority Lenders:

1) Merger with another company;

2) Division, merger through division, comprehensive share swap, and comprehensive share transfer;

3) Voluntary liquidation or dissolution;

4) Transfer of business or disposal of any material assets equivalent thereto (save for any transfer of business assets of the Phase 1B);

5) Acquisition of any business or material assets of others (likely to have a Material Adverse Effect on the Borrower's repayment capability);

6) Acquisition of equity interests in other corporations (including equity-linked securities); or

7) Return or rescission of the material Approvals in connection with the Project.

Section 2   Restriction on Transfer of Interest and Provision of Lien

The Borrower shall ensure that the Shareholder will not transfer, establish a Lien over or otherwise dispose of shares issued by the Borrower and held by the Shareholder in favor of a third party without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Shareholders; provided, however, that this section does not apply with respect to the security interest established in favor of the Builder under Article 15 Section 1 Paragraph B.

Section 3   Prohibition on Engagement in New Business Activities

A.   The Borrower shall not engage in or carry on new business activities other than the Project without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

B.   Borrower shall not carry out the IBC-III Development Project of Incheon International Airport (including but not limited to Phase IB and Phase 2 projects)(the "**Additional Development Project**") other than the Project pursuant to the Implementation Agreement, without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders; provided, however, Borrower may take actions in order to satisfy the requirements in Article 7-2 (1) and (2) of the Prerequisites of Notification of Eligibility, to the extent necessary to obtain and maintain the casino business license.

C.   If the Additional Development Project to be carried out by a person other than the Borrower, (i) will not have any Material Adverse Effect on the progress of the Phase 1A Project or financial condition of the Borrower, (ii) will not infringe on the Security Rights under the Collateral Documents and (iii) the Implementation Agreement is duly modified or divided in connection with implementation of the Additional Development Project , the Lenders may not unreasonably withhold or refuse to consent as to such new development project.

D.   Notwithstanding paragraph C, the Borrower shall in connection with the Additional Development Project (1) refrain from, and ensure that its affiliates refrain from, raising funds for the Additional Development Project from financial market in Korea, and (2) ensure that MGE refrain from providing any credit enhancement support for the purpose of financing the Additional Development Project, without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders. Provided, however, that MGE's credit enhancement support or credit facility to be provided in connection with the Borrower's execution of the Phase 1B Project Performance Guarantee Agreement to satisfy the requirements in Article 7-2(1) of the Attached Conditions of Notice of Eligibility shall be permitted without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Shareholders.

Section 4   Prohibition on Assumption of Liabilities

Other than the Permitted Indebtedness, the Borrower shall not assume or acquire (including endorsement of notes) any direct or indirect indebtedness (including borrowings or guarantee obligation) of a third party without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

Section 5   Prohibition on Provision of Lien

Other than the Permitted Lien, the Borrower shall not, directly or indirectly, establish any

Lien over the present or future property, profits, or all of tangible or intangible assets without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

Section 6   Prohibition on Return of Capital

Unless permitted in this Agreement, the Borrower shall not provide a Return of Capital in any type without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

Section 7   Prohibition on Disposal of Major Assets

Unless otherwise permitted in this Agreement, the Borrower shall not assign, transfer, lease or otherwise dispose of all or substantial part of business or assets currently owned by the Borrower or to be acquired by the Borrower in the future, via a single transaction or multiple transactions; provided, however, in the event an Additional Development Project is approved or otherwise permitted in accordance with Section 3(C) of Article 13, and the Additional Development Project does not constitute a part of the Project, assignment, transfer, lease or other disposal of the related business assets of such Additional Development Project shall be permitted, and the Lenders shall cooperate as may be necessary to effectuate such assignment, transfer, lease or other disposal.

Section 8   Restriction on Investment and Credit Facility

A.   Other than the Permitted Investment, the Borrower shall not carry out any Investment without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

B.   The Borrower shall not extend any credit facility (including guarantee or assumption of liabilities) to a third party without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

C.   Notwithstanding other provisions of this Section, the Borrower may carry out Marker practice in the form of credit loans to customers in the ordinary course of casino business to the extent of complying with the standards of applicable laws and standards set forth by relevant authorities, including the Bank of Korea. Majority Lenders may reasonably request Borrower to discuss(capping limits etc.) the Marker practice in consideration of applicable laws and standards set forth by relevant authorities during the period from 9 months to 6 months prior to the commencement date of operation

Section 9   Prohibition on Waiver of the Project, Etc.

Unless otherwise provided in the Financing Documents, the Borrower shall not carry out any of the following acts without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders.

1) Waiver of the Project, change or suspension of the Project that would bring Material Adverse Effect; or

2) Other than a Permitted Lien, execution of a contract establishing any lien or legal relationship over or in connection with the Borrower's Implementation right or any other relevant rights about the Project in favor of a third party.

Section 10 Prohibition on Amendment of Project Documents and Articles of Incorporation

The Borrower shall not do any of the following acts without a prior written consent of the Facility Agent given in accordance with instructions of the Majority Lenders:

A. Amendment, revision, modification, cancellation or termination of the Implementation Agreement;

B. Amendment, revision, modification, cancellation or termination of the HOA or the Hotel Management Agreement (provided, however, that the HOA will be terminated upon the execution of the Hotel Management Agreement);

C. Change, modification, amendment, cancellation, or termination of the Project Documents or express or implied agreement thereto, consent thereto or approval thereof to the material detriment of the Lenders, unless otherwise required or permitted by this Agreement or applicable Laws; or

D. Modification or amendment of the Articles of Incorporation that may have a Material Adverse Effect, unless otherwise required by this Agreement or the applicable Laws.

Section 11 Maintenance of Senior Priority

The Borrower shall not allow a third party to obtain a senior priority with respect to the Security Right or the Collateral, unless otherwise permitted under the Financing Documents.

Section 12 Project Accounts

The Borrower shall not open, operate, or maintain any accounts other than the Project Accounts or such accounts as permitted under this Agreement in connection with the Project, without a prior written consent of the Facility Agent.

Section 13 Prohibition on Change of Control

The Borrower shall ensure that no Change of Control takes place until obtaining the casino business license.

Article 14 Fund Management

Section 1 Principle of Fund Management

A.   The Borrower agrees to open the accounts provided by this Article and comply with this Article in connection with management of such accounts in order to efficiently manage the amount of Loan under this Agreement until the Borrower repays the Loan in full.

B.   The Borrower hereby instructs and authorizes the Facility Agent to transfer the amount deposited with the accounts provided by this Article without a separate order of the Borrower in order to perform the Borrower's obligations under this Agreement. The Borrower's instruction or authorization to the Facility Agent of transfer or withdrawal between the accounts may not be cancelled or rescinded until the Secured Obligations are repaid in full.

Section 2 Loan Drawdown Account

A.   The Borrower shall open and maintain an account ("**Loan Drawdown Account**") in the name of the Borrower with the Facility Agent in order to receive the Loan from each Lender. The Borrower shall establish the Account *Keun*-Pledge over the Loan Drawdown Account in favor of the Lenders.

B.   Prior to the Completion of Construction, the Borrower and the Builder shall delegate any and all power and authority in connection with management and operation of the Loan Drawdown Account to the Facility Agent, and such delegation may not be cancelled or rescinded until the Secured Obligations are repaid in full.

C.   After the Completion of Construction, the Borrower shall have itself and the Management Service Company to delegate any and all power and authority in connection with management and operation of the Loan Drawdown Account to the Facility Agent, and such delegation may not be cancelled or rescinded until the Secured Obligations are repaid in full.

D.   The Borrower shall make a Drawdown Request to the Facility Agent in accordance with Section 1 of Article 3 of this Agreement for a Drawdown of the Loan, and the Facility Agent shall transfer funds deposited with the Loan Drawdown Account (i) prior to the Completion of Construction, to the Operating Account and (ii) after the Completion of Construction, to the Revenue Deposit Account, in accordance with Section 1 of Article 3; provided, however, in the case of drawdown of the Loan from the Interest Reserve Commitment for the payment of interest, funds deposited with the Loan Drawdown Account shall be transferred to the accounts of each Lender.

Section 3   Loan Repayment Account

A.   The Borrower shall open and maintain an account ("**Loan Repayment Account**") in the name of the Monetary Claim Trustee with the Facility Agent to transfer repayments from the Borrower's Operating Account for debt service of the Loan and to receive the Interest Reserve Commitment and prepayments.

B.   The Borrower shall make any prepayments including any and all sum of money to be used as resources of Mandatory Prepayment deposited with the Loan Repayment Account.

C.   In case of voluntary prepayment, the Borrower shall make the voluntary prepayment by depositing the applicable prepayment amount into the Loan Repayment Account.

D.   The Borrower shall apply the funds deposited with the Loan Repayment Account only to debt service of the Loan.

E.   Other than the matters specified in this Section, management and application of the funds deposited with the Loan Repayment Account shall be in accordance with the Monetary Claim Trust Agreement.

Section 4   Operating Account

A.   The Borrower, before the Completion of Construction of the Project, shall open and maintain an account ("**Operating Account**") in the name of the Monetary Claim Trustee with the Facility Agent for the purpose of depositing and withdrawing any and all project costs and operating expenses of the Borrower.

B.   The Borrower shall prior to the Initial Drawdown Date (i) transfer any and all money held by the Borrower (including capital contributed to the Borrower) for the implementation of the Project to the Operating Account, and (ii) ensure that the Shareholder's additional capital contribution to the Borrower made after the execution of this Agreement will be transferred to the Operating Account within five (5) Business Days from the contribution date.

C.   The funds deposited with the Operating Account shall be applied to payment of the obligations when due and payable in the following order of priority. If the Monetary Claim Trustee and the Facility Agent (i) reasonably determine that the total balance of deposit with the Operating Account is not sufficient to pay all the obligations listed in this paragraph C, or (ii) if the budget pursuant to Section 8 of Article 12 is exceeded or any payment is deemed as unreasonable expenditures, the Monetary

Claim Trustee and the Facility Agent may reject or withhold application of funds to junior priority obligations before paying the senior priority obligations:

1. Transfer to a separate account for the processing of the Shareholder's payment of stocks, any and all taxes and public imposts, contributions, surcharges, trust fee, trust management expenses, and any other amount which the Borrower has obligation to pay under relevant Laws, when due and payable;

2. Interest, default interest, fees, subordinated loan and other financial costs relating to Tranche A Loan when due and payable;

3. Interest, default interest, fees, subordinated loan and other financial costs relating to Tranche B Loan when due and payable;

4. Outstanding principal of Tranche A Loan when due and payable;

5. Outstanding principal of Tranche B Loan when due and payable;

6. Construction costs and other essential Project expenses (including expense incurred pre-opening); and

7. Transfer of any balance to the Revenue Management Account (after the Completion of Construction of the Project).

D. For payment from the Operating Account, the Borrower shall provide the Facility Agent with the request for payment in the form of the **Form B with the consent of** the Builder and the evidences for payment once a month in principle and the Monetary Claim Trustee shall make payments from the Operating Account with the consent of the Facility Agent.

E. After the Completion of Construction, the funds in the Operating Account shall be transferred to the Revenue Management Account, and the Monetary Claim Trustee shall manage any funds related to the Project through the Revenue Management Account

F. Other than the matters specified in this Section, management and application of the funds deposited with the Operating Account shall be in accordance with the Monetary Claim Trust Agreement.

Section 5   Revenue Collection Account of Each Facility

A. The Borrower shall, before the Initial Drawdown, open and maintain (i) accounts in the name of the Borrower with the Facility Agent for the purpose of collecting revenues from the Hotel Facilities (collectively, the "**Hotel Revenue Collection**

Account") and accounts in the name of the borrower for the purpose of managing collected revenue("**Hotel Operating Expenses Execution Account**") ,and (ii) accounts in the name of the Borrower with the Facility Agent for the purpose of collecting revenues from Project Facilities other than the Hotel Facilities (the "**Non-Hotel Revenue Collection Account**"; together with the Hotel Revenue Collection Account, the "**Revenue Collection Accounts**").

B.   The Borrower shall ensure that all revenues arising from the Hotel Facilities are deposited with the Hotel Revenue Collection Account, and such revenues shall be immediately transferred to the Hotel Operating Expenses Execution Account. The Borrower shall directly manage or ensure the Management Service Company manages the Hotel Revenue Collection Account and Hotel Operating Expenses Execution Account from the Completion of Construction Date. The Borrower shall directly manage and settle or ensure the Management Service Company manages and settle necessary expenses relating to the Hotel Facilities and transfer the amount outstanding in the Hotel Operating Expenses Execution Account to the Revenue Management Account on every Business Day. If necessary for managing account according to this sub-paragraph, Borrower needs to amend Monetary Claim Trust Agreement and take other necessary action before the date of Completion of the Construction

C.   The Borrower shall ensure that all revenues arising from the Non-Hotel Facilities are deposited into the Non-Hotel Revenue Collection Account, and transfer the amount outstanding in the Non-Hotel Revenue Collection Account to the Revenue Management Account on each business day pursuant to Monetary Claim Trust Agreement. In the case of the Agent and Monetary Claim Trustee request the application for a account transfer service for automatic account transfer on every business day before the commencement of operation, the Borrower shall apply for the service.

D.   The Borrower shall entrust the claim for return of deposit with the Non-Hotel Revenue Collection Account before the Initial Drawdown, and shall complete the procedures (notification and approval of trust or other procedures with similar effects) necessary for such entrustment.

E.   Other than the matters specified in this Section, management and application of the funds deposited with the Revenue Collection Account shall be in accordance with the Monetary Claim Trust Agreement.

Section 6   Revenue Management Account

A.   The Borrower shall, from the Completion of Construction Date of the Project, open and maintain accounts (collectively, "**Revenue Management Account**") in the name of the Monetary Claim Trustee with the Facility Agent in order to manage the deposit and withdrawal of the Borrower's all business expenses and operating expenses..

B. If no Event of Default has occurred, the funds deposited with the Revenue Management Account shall be applied to payment of the obligations when due and payable in the following order of priority. If the Monetary Claim Trustee and the Facility Agent (i) reasonably determine that the total balance of deposit with the Revenue Management Account is not sufficient to pay all the obligations listed in this paragraph B, or (ii) if the budget pursuant to Section 8 of Article 12 is exceeded or any payment is deemed as unreasonable expenditures, the Monetary Claim Trustee and the Facility Agent may reject or withhold application of funds to junior priority obligations before paying the senior priority obligations:

1. Any and all taxes and public imposts, contributions, surcharges, trust fee and trust management expenses, land use fee under the Implementation Agreement, when due and payable;

2. Base fee to be paid to the Management Service Company according to the HOA and Hotel Management Agreement ;

3. Interest, default interest, fees, subordinated loan and other financial costs relating to Tranche A Loan when due and payable;

4. Interest, default interest, fees, subordinated loan and other financial costs relating to Tranche B Loan when due and payable;

5. the Required Interest Deposit pursuant to Section 7 of this Article;

6. Outstanding principal of Tranche A Loan when due and payable;

7. Outstanding principal of Tranche B Loan when due and payable;

8. Costs and expenses that are determined by the Lenders and the Facility Agent to be essentially incurred for performance of this Agreement, Drawdown of the Loan, keeping valid the Financing Documents, establishment and enforcement of the Security Right, and maintenance of the Collateral, etc.;

9. Essential project expenses required for pursing this Project {essential expenses necessary for the operation of the Project Facilities, including wages, utility costs, marketing expenses, operation expenses for non-hotel facilities}; and

10. Incentive Fee payable to the Hotel Management Service Company under the

HOA and Hotel Management Agreement.

11. Any indebtedness incurred pursuant to the FF&E Lease Financing as defined in Subparagraph 6) of the definition of "Permitted Indebtedness" in Article 1 and any indebtedness incurred under the Working Capital Facility as defined in Subparagraph 7) of such definition;

12. Interests on the Junior CB when due and payable;

13. Payments in the following order of priority in the aggregate amount of up to 35% of the Excess Cash Flow; provided that, in relation to the payment of the following items, the Borrower shall provide the Facility Agent with confirmation letters from an accounting firm acceptable to the Lenders and from the representative director of the Borrower which confirm that such payment is in compliance with the requirements under this item, no later than ten (10) Business Days prior to the relevant payment date of such payment and shall obtain from the Facility Agent their acknowledgment with respect to such confirmation letters, of which acknowledgement shall not be unreasonably withheld or refused. Payment under this item may be made after the Lenders provide the above acknowledgment on its respective due date.

(i) Management Fee

(ii) Development Fee

(iii) Dividends payable to the Shareholders

C. For payment from the Revenue Management Account, the Borrower shall provide the Monetary Claim trustee with the request for payment in the form of **Form B** and the evidences for payment once a month in principle, and the Monetary Claim Trustee shall make payments from the Revenue Management Account with the consent of the Facility Agent

D. If any Event of Default has occurred, payment from the Revenue Management Account shall be, in principle, made in the following order. Monetary Claim Trustee and the Facility Agent may reject or withhold application of funds to junior priority obligations before paying the senior priority obligations if the balance in the Revenue Management Account is reasonably likely to be insufficient for the full payment of items in this paragraph C.

1. expenses arising from recovery of loans including enforcement of Security Right;

2. Tranche A financial costs (fees, interests, default interest and subordinated loan, etc. relating to Tranche A Facility) when due and payable;

3. outstanding balance of Tranche A loan principal when due and payable;

4. Tranche B financial costs (fees, interests, default interest and subordinated loan, etc. relating to Tranche B Facility) when due and payable;

5. outstanding balance of Tranche B loan principal when due and payable;

6. other expenses deemed reasonable by the Lenders and the Facility Agent;

7. (If there is any remaining amount) payment of the remaining amount to the Borrower.

E. Other than the matters specified in this Section, management and application of funds deposited with the Revenue Management Account shall be in accordance with the Monetary Claim Trust Agreement.

Section 7   Interest Deposit Account

A. The Borrower shall open and maintain an account ("**Interest Deposit Account**") in the name of the Monetary Claim Trustee with the Facility Agent in order to deposit, maintain and pay the Interest Deposit.

B. The Borrower shall deposit with the Interest Deposit Account an expected amount of interest payable on Tranche B Facility for the following three (3) months ("**Required Interest Deposit**") as of the ten (10) Business Days prior to the 36 month anniversary of the Initial Drawdown Date and ten (10) Business Days prior to each interest payment date thereafter, and the funds ("**Interest Deposit**") deposited with the Interest Deposit Account may be withdrawn only for payment of interests on Tranche B Facility under this Agreement.

C. If the sum deposited with the Revenue Management Account is not sufficient to pay interests on Tranche B on any Interest Payment Date, the Borrower shall withdraw the Interest Deposit from the Interest Deposit Account to pay interests to the Tranche B Lenders. For the avoidance of doubt, (i) interest for Tranche B will be paid from the Revenue Management Account, unless the balance amount therein is insufficient, (ii) in which case the Required Interest Deposit in the Interest Deposit Account will be used, (iii) and as set forth in Paragraph D, MGE will be responsible for depositing the insufficient amount of the Required Interest Deposit to the Interest Deposit Account.

D. If the Facility Agent decides that an amount deposited in the Revenue Management

Account will be insufficient to deposit or maintain the Required Interest Deposit as of twenty (20) Business Days prior to any Interest Payment Date, the Facility Agent shall notify MGE thereof to request that MGE to deposit the Required Interest Deposit to the Interest Deposit Account by the 20th Business Day prior to the relevant Interest Payment Date, and MGE is required to make up the deficient amount of the Required Interest Deposit in accordance with its credit enhancement support obligation by the 10th Business Day prior to the relevant Interest Payment Date.

E.   If MGE fails to fulfill its obligations under Paragraph D, the Facility Agent shall promptly notify the Builder and Management Service Company thereof and the Builder and the Management Service Company shall deposit any shortfall amount of the Required Interest Deposit to the Interest Deposit Account by the first Business Day prior to the relevant Interest Payment Date.

F.   Other than the matters specified in this Section, management and application of the funds deposited with the Interest Deposit Account shall be in accordance with the Monetary Claim Trust Agreement.

Article 15   Collaterals

The Borrower shall provide the Lenders with the Security Right in form and substance reasonably satisfactory to the Lenders in accordance with this Article in order to secure the Secured Obligations. Establishment of the Security Right in accordance with this Article is one of the conditions precedent to Drawdown of the Loan and thus is required to be completed prior to Drawdown of the Loan. Provided, however, that if a separate time is set for establishment of any Security Rights in the following Sections or the relevant Collateral Documents, the Security Rights shall be established not later than such time.

Section 1   Share *Keun*-Pledge

In order to secure the Secured Obligations, the Borrower shall have the Shareholder enter into the **Share *Keun*-Pledge Agreement** with the Lenders in form and substance reasonably satisfactory to the Facility Agent and complete the procedure of establishing the first priority *Keun*-Pledge in favor of Tranche A Lenders and the second priority *Keun*-Pledge in favor of Tranche B Lenders over any and all rights to the shares issued by the Borrower held by the Shareholder (required to be 100% of the shares issued by the Borrower) prior to the Initial Drawdown. Moreover, if the Borrower issues shares or other equity-linked securities after the initial Drawdown, then such shares or securities shall be provided to the Lenders as Collateral.

Section 2   Waiver and Transfer of Business Right and Implementation Right

The Borrower shall execute and submit to the Facility Agent an undertaking to the effect that the Borrower will not transfer the business right and the Implementation right (including lease right to the Project Site, the construction permit, the casino business license, and any other rights under the Implementation Agreement) to a third party and upon acceleration of its obligations, will transfer the business right and the Implementation right to the Lenders or a person designated by the Lenders ("**Waiver and Transfer of Business Right and Implementation Right**") in form and substance reasonably satisfactory to the Lenders and the Facility Agent prior to the Initial Drawdown.

Section 3   Account *Keun*-Pledge

In order to secure the Secured Obligations, the Borrower shall enter into the Account *Keun*-Pledge Agreement with the Lenders in form and substance reasonably satisfactory to the Facility Agent to establish the first priority *keun*-pledge in favor of Tranche A Lenders and the second priority *keun*-pledge in favor of Tranche B Lenders over the Loan Drawdown Account (with the maximum secured amount of 130% of the each Loan Commitments) and complete the procedures of establishing the Account *Keun*-Pledge in accordance with the Account *Keun*-Pledge Agreement prior to the Initial Drawdown.

Section 4   *Yangdo-Dambo* of Project Documents and Division of Implementation Agreement

A.   The Borrower shall enter into the ***Yangdo-Dambo* Agreement** (i.e. assignment of collaterals in the event of default, and return of collaterals upon full performance of obligations) with the Lenders as assignees in form and substance reasonably satisfactory to the Facility Agent to provide the Lenders with the Borrower's status and rights under the Agreements Subject to *Yangdo-Dambo* as collateral and complete the procedures of establishing the Security Right in accordance with the *Yangdo-Dambo* Agreement prior to the Initial Drawdown. Further, with respect to such provision of the collateral, the Borrower shall collect (i) a consent letter (which shall provide for alternatives in case of termination of the Implementation Agreement due to reasons attributable to the Borrower) from Incheon International Airport Corp. and (ii) consent letters from the Builder and the Management Service Company, executed in form and substance reasonably satisfactory to the Lenders and submit the consent letter to the Lenders.   Provided that, the establishment of the Security Right under *Yangdo-Dambo* Agreement shall be permitted only to the extent of having no adverse effect on the Borrower's applying for, obtaining, and maintaining necessary Authorizations in connection with the Project, including a casino license.

B.   If the Implementation Agreement needs to be modified or divided in connection with implementation of the Additional Development Project and accordingly, the Borrower and the Additional Project Developer request cooperation from the Lenders with respect to such modification or division of the Implementation Agreement, the Lenders shall upon unanimous consent cooperate to such modification or division (such consent shall not be unreasonably rejected, withheld or delayed unless such modification or division of the Implementation Agreement may have a Material Adverse Effect on the financial standing of the Borrower or infringes the Borrower's right to the Project and the Project Site under the Implementation Agreement and the Lenders' Security Right therein).

Section 5   Beneficiary Rights in Monetary Claim Trust Agreement

A.   In order to secure the Secured Obligations and delegate fund management of the Project Accounts to the Monetary Claim Trustee, the Borrower shall enter into the **Monetary Claim Trust Agreement**(including Basic and Special Conditions of Monetary Claim Trust Transaction ; collectively "**Monetary Claim Trust Agreement**") with the Monetary Claim Trustee in form and substance reasonably satisfactory to the Facility Agent prior to the Initial Drawdown of the Loan Repayment Account, the Operating Account, the Revenue Management Account, and the Interest Deposit Account shall be opened in the name of the Monetary Claim Trustee, and procure Monetary Claim Trustee to manage the accounts thereto.

B.   The Borrower shall entrust the claim for return of deposits with the Non-Hotel Revenue Collection Account with the Monetary Claim Trustee, and procure Monetary Claim Trustee to manage the account thereto, and class 1 beneficiary rights (up to an amount equivalent to 130% of the respective Loan Commitments) shall be issued to Tranche A Lenders as class 1 beneficiaries and class 2 beneficiary rights (up to an amount equivalent to 130% of the respective Loan Commitments) shall be issued to Tranche B Lenders as class 2 beneficiaries. In the case of Junior CB subscription agreement is entered into by and between the borrower and Builder, class 3 beneficiary rights may be issued to Builder in the condition of no infringement occurs on the rights of the Lenders rights pursuant to the Monetary Claim Trust Agreement

Section 6   Builder's Construction Completion Guaranty

The Builder shall execute and submit to the Facility Agent the **Construction Completion Guaranty** in favor of the Lenders in form and substance reasonably satisfactory to the Facility Agent prior to the Initial Drawdown. The Construction Completion Guaranty shall include a provision that the Builder undertakes to perform its completion obligation (to complete the Project Facilities within 21 months from the Initial Drawdown Date, and the time frame set forth in the Construction Completion Guaranty and in the event of default thereof, to assume the Secured Obligations).

Section 7   Builder's Waiver and Estoppel Letter for the Construction Right and the Right of Retention

The Builder shall execute and submit to the Facility Agent the **Waiver and Estoppel Letter for the Construction Right and the Right of Retention** in form and substance reasonably satisfactory to the Facility Agent prior to the Initial Drawdown.

Section 8   Builder's Junior CB Subscription Covenant Letter

The Builder shall execute and submit to the Facility Agent the **Junior CB Subscription Covenant Letter** in form and substance reasonably satisfactory to the Facility Agent in favor of the Lenders prior to the Initial Drawdown. The Junior CB Subscription Covenant Letter shall include a covenant that the Builder shall subscribe for the convertible bonds to be issued by the Borrower in an aggregate face value of KRW100 Billion (₩100,000,000,000) on subordinated conditions.

Section 9   Cash Deficiency Support Agreement between Builder and Management Service Company

The Borrower shall have the Builder and the Management Service Company enter into the **Cash Deficiency Support Agreement** in form and substance reasonably satisfactory to the Facility Agent that provides for the joint obligation of the Builder and the Management Service Company to support cash deficiency in paying interests on Tranche B Loan and Required Interest Deposit for the Interest Deposit Account, prior to the Initial Drawdown and shall submit the Cash Deficiency Support Agreement to the Facility Agent.

Section 10   MGE's Credit Enhancement Support Agreement

The Borrower shall have MGE execute and submit to the Facility Agent the Credit Enhancement Support Agreement ("**MGE Credit Enhancement Support Agreement**") in form and substance reasonably satisfactory to the Facility Agent(including MGE's Waiver of Sovereign Immunity) prior to the Initial Drawdown to the effect that MGE shall provide credit enhancement support to the extent of US$100 million with respect to the Borrower's obligation to pay the principal, interest (including default interest), expenses, fees, Required Interest Deposit for the Interest Deposit Account and any other sum.

Section 11   Insurance *Keun*-Pledge

The Borrower shall immediately upon Completion of Construction of the Project Facilities (in any event within one (1) month from the Completion of Construction Date) purchase an insurance necessary for maintenance and operation of the Project Facilities on terms and conditions to the Facility Agent's reasonable satisfaction with an insurance company to which the Facility Agent has agreed in advance; enter into the Insurance *Keun*-Pledge Agreement in form and substance reasonably satisfactory to the Facility Agent whereby the first priority *keun*-pledge (with secured maximum amount of 130% of the Loan Commitments) shall be granted to Tranche Lenders and the second priority *keun*-pledge (with secured maximum amount of 130% of the Loan Commitments) shall be granted to Tranche B Lenders over the insurance; and complete the procedures of establishing the *keun*-pledge (with secured maximum amount of 130% of the respective Loan Commitments) in accordance with the Insurance *Keun*-Pledge Agreement.

Section 12   Beneficiary Right in Real Estate Security Trust

The Borrower shall immediately upon Completion of Construction of the Project Facilities (in any event within one (1) month from the Completion of Construction Date) complete the title registration of the Project Facilities in the name of the Borrower and at the same time enter into the **Collateral Trust Agreement** in form and substance reasonably satisfactory to the Facility Agent to entrust to a trust company, to which the Facility Agent has appointed in advance, the Project Facilities as collateral in favor of Tranche A Lenders as the first priority beneficiaries and Tranche B Lenders as the second priority beneficiaries, and shall have the trust company issue beneficiary rights (up to an amount of 130% of the respective Loan Commitments) to the Lenders.

Section 13   Delegation of the power to execute the Collateral Documents

The Lenders, by the execution of this Agreement, authorize and appoint the Facility Agent as the true and lawful attorneys-in fact and representatives of the Lenders with full power and authority to execute any of the Collateral Documents (and other documents regarding the provision of the Collateral), prepare other documents required therefor, manage the Collateral according to the relevant documents, and perform all reasonable acts which may be required in connection therewith, and the Facility Agent hereby accepts such appointment.

Article 16 Event of Default and Acceleration

Section 1   Event of Default

Each of the following events shall constitute an Event of Default under this Agreement.

A.   The Borrower fails to pay the Principals and Interests of Loan, default interest, fees, expenses or any sum payable under the Financing Documents on the relevant payment date;

B.   The Borrower fails to perform or breaches its obligations or covenants under this Agreement or the Financing Documents and fails to cure such breach within ten (10) Business Days (provided, however, that if default or breach of covenants or obligations under this Agreement or other Financing Documents are provided separately as an event of default, pursuant to such provision), or fails to fulfill the conditions subsequent to Drawdown and fails to cure such failure within ten (10) Business Days;

C.   The Borrower defaults its obligation to provide the subordinated loan under Article 23 hereof;

D.   The Borrower's representations and warranties made in accordance with the Financing Documents or the Project Documents are found to be incorrect or false;

E.   Any Insolvency Event occurs with respect to the Borrower;

F.   Any Insolvency Event occurs with respect to the Builder, the Management Service Company or MGE;

G.   The Borrower's assumption of obligations under the Financing Documents is found to be illegal due to amendment of Laws;

H.   The Borrower has been ordered by a court judgment to pay monetary claim in the amount of KRW Three Billion (₩3,000,000,000) or more, and compulsory enforcement or provisional enforcement of such judgment is permitted, and the Borrower fails to perform the judgment, invalidate the judgment or suspend the effect and enforcement of such judgment within forty-five (45) days;

I.   Any material portion of the assets of the Borrower have been confiscated, expropriated or appropriated by any Governmental Authority, or similar disposition or a decision thereof is rendered;

J.   (i) Any Financing Documents or any Security Right created thereunder become invalid, cancelled, lapsed or unenforceable in accordance with their terms, or (ii) disputes arise with respect to validity, legality or enforceability of any Financing Documents, having Material Adverse Effect;

K.   The Builder defaults its Completion Obligation;

L.   The Builder is in breach of its obligations under the Junior CB Subscription Covenant Letter;

M.   The Borrower is in breach of its obligations under the Junior CB Subscription Agreement (including convertible bond certificates thereunder) and fails to cure such breach within ten (10) Business Days;

N.   (i) MGE's Credit Enhancement Support Agreement expires (other than as permitted or provided thereunder), (ii)(a) MGE fails to perform its obligations under the Credit Enhancement Support Agreement and (b) with respect to the payment of interest under Tranche B facility only, MGE fails to perform its obligations under MGE Credit Enhancement Support Agreement and the Builder or the Management Service Company fails to perform its obligations under the cash deficiency support agreement, or (iii) MGE's representations and warranties set out in the MGE Credit Enhancement Support Agreement are found to be incorrect or false in a material respect;

O. If the Builder or the Management Service Company fails to perform its obligations under the cash deficiency support agreement: provided, however, that, this shall not apply if MGE provides, in accordance with MGE Credit Enhancement Support Agreement, the Lenders with cash deficiency support amount that the Builder or the Management Service Company has failed to pay within seven (7) days after the date on which the Builder and the Management Service Company failed to pay;

P. Except for as otherwise provided herein, any of the Financing Documents or any of the Project Documents based on which the Financing Documents are executed in connection with the Project are invalidated, rescinded, cancelled, terminated, or expired (for the avoidance of doubt, including termination of the Implementation Agreement) or are amended or modified without consent of the Facility Agent, or rights under any of the Documents are assigned, transferred or otherwise disposed of to a third party;

Q. Civil complaints or disputes arise having Material Adverse Effect in connection with the Project and accordingly, the Facility Agent (in accordance with the instruction of the Majority Lenders) makes a reasonable decision that it is difficult to proceed with the Project;

R. The Borrower fails to obtain the casino business license within thirty-one (31) months from the Initial Drawdown Date;

S. A material change is made in obtaining the casino business license in connection with the Project, and the Facility Agent (in accordance with the instruction of the Majority Lenders) reasonably concludes that it would be impossible for the Borrower to obtain the casino business license from the Ministry of Culture, Sports and Tourism.

T. Approvals necessary for the Project are unobtainable, become invalid, cancelled or enforcement or effect of such Approvals is suspended by injunction, or invalidation or cancellation of such Approvals is objectively expected, or Approvals, permits, reports, etc. necessary for implementation of the Project are cancelled or impossible to be further maintained;

U.   An event of default takes place as set out in the General Terms and Conditions of Credit Transaction;

V.   Acceleration occurs under the Working Capital Facility;

W.   The Borrower making payment under the relevant item without performing the acknowledgment process under Article 14 Section 6(B) item 12; or

X.   A Material Adverse Effect occurred in the Project and accordingly, the Facility Agent reaches a reasonable conclusion that the Borrower will not be able to pay the Loan, interests or other amount payable under the Financial Documents.

Section 2   Effect of Event of Default

A.   Upon the occurrence of an Event of Default as set forth in paragraph A or paragraph E of Section 1, outstanding principals of the Loan, accrued interest thereon, incurred costs and any and all Secured Obligations shall be immediately accelerated, and even without any demand for performance from the Facility Agent or the Lenders, shall become automatically due and payable.

B.   Upon the occurrence of any Event of Default other than the one set forth in paragraph A or paragraph E of Section 1, the Facility Agent may (i) if the Loan are not drawn down in whole or in part, notify the Borrower that the Lenders' obligation to advance the Loan under this Agreement is discharged (if the Majority Lenders request, such notice shall be given), or (ii) if the Loan is drawn down even in part, send a notice to the Borrower to declare that the outstanding principals of the Loan, accrued interest thereon, incurred costs and any other sum of the Secured Obligations become due and payable (if the Majority Lenders request, such notice shall be given), in which case upon such notice, such obligations shall be deemed to be due and payable without a separate action of the Facility Agent or the Lenders including request or demand for performance.

C.   Upon occurrence of an Event of Default, the Facility Agent may exercise rights of the Lenders and the Facility Agent or take actions as granted by the applicable Laws or as set forth in the Financing Documents, and if the Majority Lenders request, such rights or actions must be exercised or taken.

D.   If the Borrower's obligation to pay the Loan is accelerated and becomes due and payable, the Facility Agent may on behalf of the Lenders exercise the Lenders' rights under the Financing Documents and the applicable Laws.

E.   Even when the Borrower's Secured Obligations are accelerated, the Facility Agent may upon unanimous consent of the Lenders waive acceleration with respect to the Secured Obligations in whole or in part by expression of an explicit intent to the Borrower.

Article 17 Default Interest

If the Borrower fails to pay the Principal and Interest of the Loan, and other obligations under the Financing Documents when due and payable (on Maturity Date, by acceleration or for other reason), the Borrower shall pay to the Lenders default interest on such sum from and including the due date to but excluding the date of actual payment at the Agreed Interest Rate plus 3.0% per annum ("**Default Interest Rate**", subject to internal regulations, if any, of each Lender). Default interest shall accrue from day to day and be calculated on the basis of the actual number of days elapsed and a year of 365 days (or 366 days, in the case of a leap year).

Article 18 Indemnification and Proportional Distribution

Section 1 Indemnification

A.   The Borrower shall indemnify the Facility Agent, each of the Lenders, and their respective officers, directors, employees and representatives (each an "**Indemnified Party**") against any and all losses, damages, expenses or fees (including legal fees) incurred by any Indemnified Party without its willful misconduct or negligence as a result of judicial or extrajudicial claim, litigation, execution or other legal proceeding in connection with the execution, delivery or performance of the Financing Documents.

B.   The Borrower shall indemnify each Lender and the Facility Agent against any and all losses, damages, expenses or fees (including losses from the Borrower's cancellation or application to other uses of funds procured by the Lenders for loan) incurred by them as a consequence of any Event of Default or the Borrower's breach of the Financing Documents.

Section 2 Proportional Distribution

If any Lender receives any amount in connection with its claims for payment from the Borrower under this Agreement (excluding an amount received from the Facility Agent in accordance with Section 3 of Article 7 hereof or received from the assignee or sub-participant for assignment of the Loan or sub-participation), regardless of the reason, method of receipt (voluntary or involuntary payment by the Borrower, set-off, counter-claim, enforcement of the Security Right, litigation, etc.), the Lender shall pay the amount to the Facility Agent so that each Lender shall be distributed in the proportion set forth in Section 3 of Article 7 hereof. The Facility Agent shall distribute such amount to each Lender in accordance with Section 3 of Article 7.

Article 19 Lenders and Facility Agent

Section 1   Matters to be Jointly Decided

A.   Except as otherwise set forth in the Financing Documents, the Lenders' declaration of intention shall be resolved by voting of the Lenders. Lenders' voting rights shall be exercised at the rate of each Lender's Loan Commitments to an aggregate sum of Loan Commitments, prior to the Initial Drawdown, and each Lender's outstanding balance of Loan (including the available balance of undrawn Loan Commitments) to an aggregate sum of balance of Loan (including the available balance of undrawn Loan Commitments) after the Initial Drawdown.

B.   Except as otherwise set forth in the Financing Documents, Lenders' declaration of intention, including the following matters, shall be resolved by consent from the Majority Lenders.

    1.   Declaration of acceleration for an Event of Default (excluding an Event of Default automatically accelerating payment obligations as set forth in Section 2 paragraph A of Article 16);

    2.   Granting of a cure period with respect to an Event of Default; and

    3.   Exercise of the Security Rights upon occurrence of an Event of Default.

C.   The following matters (including amendment of the Financing Documents relevant to the following matters) shall require unanimous written consent of the Lenders:

    1.   Cancellation of the Facility;

    2.   Change of the time or the method of repayment of the Loan, interest, fees and other expenses;

    3.   Amendment of the major financing terms under the Financing Documents;

    4.   Change or termination of the Security Rights granted by the Borrower or a third party in accordance with the Collateral Documents;

5. Granting of a waiver for an Event of Default and acceleration;

6. Consent to the termination of *yangdo-dambo* right established on the Borrower's rights under the Implementation Agreement;

7. Extension of the Builder's Construction Completion Guaranty Period due to reasons such as change of design, etc.;

8. Modification or amendment of provisions requiring unanimous consent of the Lenders;

9. Change of this Paragraph and the definition of the Majority Lenders;

10. Appointment, dismissal, and change of the Facility Agent; and

11. Other matters requiring unanimous consent of the Lenders under the Financing Documents.

D. If the Facility Agent notices that certain matters require a resolution of the Lenders as provided by the Financing Documents or if any Lender based on its opinion requests the Facility Agent in writing that certain matters require a resolution, the Facility Agent shall immediately notify the Lenders of the matters requiring a resolution and hold the Lenders' meeting. The notice shall be given by mail, fax, or E-mail.

E. Except for the foregoing matters requiring the Lenders' resolution, the Facility Agent shall consult with each Lender, if necessary, before acting on behalf of the Lenders and independently carry out its duties at its reasonable discretion.

F. The Facility Agent shall not do any act contrary to a written instruction of the Lenders and act in compliance with a written instruction of the Lenders, in accordance with this Agreement. Consent of the Majority Lenders and the Lenders may be confirmed by the respective Lenders' written consent or by other reasonable method determined by the Facility Agent. The Facility Agent shall not be held responsible to the Borrower or any Lenders for any act done in accordance with the Lenders' written instructions given in accordance with this Agreement. Unless otherwise provided herein, the Lenders' acts done in accordance with this Agreement or the Facility Agent's acts done in accordance with a written instruction of the Lenders shall be binding on all the Lenders and the Borrower at all times.

Section 2   Appointment of Facility Agent

Each Lender shall appoint the Facility Agent as its irrevocable agent for the purpose set forth herein, and empower the Facility Agent to exercise, on behalf of each Lender, the rights explicitly or implicitly granted under this Agreement. The Facility Agent is a financial institution capable of carrying out the duties of the Facility Agent and has duly completed its internal authorization procedure to perform its duties.

Section 3   Scope of Obligations

The Facility Agent shall only be regarded as an agent of the Lenders, and unless otherwise set forth herein, shall not be regarded as a trustee of the Lenders or an agent or a trustee of the Borrower.

Section 4 Duties of Facility Agent

The Facility Agent shall perform the following duties. Provided that, in the case of the notifying duties of paragraph C or paragraph G below, interest and commitment fee, Repayment loan, additional withdrawal, the Facility Agent delegates above duties to the Notifying Agent, and Notifying Agent accept it, and acts on behalf of the Facility Agent. For the avoidance of doubt, the duties of Notifying Agent under this Agreement are limited to the notifying duties pursuant to this Section, and other Notifying Agent shall not have any responsibility or obligation for other parties.

A. Fund management under Article 14 hereof;

B. Distribution of repayment from the Borrower in accordance with this Agreement to the Lenders;

C. Notification to the Lenders of particulars of documents that are deemed by the Facility Agent as important in connection herewith and occurrence of an Event of Default known to the Facility Agent;

D. Other measures duly requested by the Majority Lenders in accordance herewith;

E. Consultation in advance with the Lenders with respect to declaration of acceleration of obligations under Section 2 of Article 16, amendment of the Financing Documents, and etc.;

F. Obtaining approval of the Majority Lenders before agreeing to matters at the request of the Borrower; and

G. Confirmation of conditions precedent to Drawdown, audit of financial standing of the Borrower and notification to the Lenders of any important information relating to the Borrower when known to the Facility Agent.

Section 5   Authority of Facility Agent

The Facility Agent shall have the authority to do the following:

A.　　The Facility Agent may perform its duties and responsibilities through any of its directors, officers, employees and agents.

B.　　The Facility Agent may seek advice from outside experts such as attorneys or accountants at its reasonable discretion, pay the fees and perform its duties based on such advice.

C.　　The Facility Agent may elect not to exercise any of its rights or powers unless otherwise instructed by the Majority Lenders, and not to comply with any instruction given by the Majority Lenders which require it to take any legal action, unless it can be compensated for any damages or costs that it may incur.

D.　　The Facility Agent may, at its discretion, elect not to conduct any act which may be in violation of the applicable Laws or cause it to assume any responsibility to any third party, and may elect to conduct any act necessary to comply with the applicable Laws.

E.　　The Facility Agent may deem that no Event of Default has occurred and neither Party is in breach of this Agreement unless given a written notice to the contrary effect.

F.　　The Facility Agent may entirely rely on any and all documents and notices, etc. signed and sent by any authorized person, and such reliance shall be protected.

G.　　Any and all acts of the Facility Agent done in accordance with instructions, reasonably considered legitimate, of the Majority Lenders shall be binding on all the Lenders.

Section 6　Indemnification to Lenders

The Facility Agent(if applicable, Notifying Agent) shall not have any responsibility or obligation to the Lenders with respect to any of the following matters:

A.　　Default by the Borrower or any other party;

B.　　Responsibility to guarantee the legality, validity, enforceability and authenticity of this Agreement, the Collateral Documents and other documents, and the accuracy and integrity of the information provided by others;

C.　　Responsibility to inspect and confirm the occurrence of any Event of Default or default by the Borrower;

D.　　Responsibility to investigate the credibility of the Borrower except as set forth herein; or

E.   Receipt of fees or expenses, and benefits arising from any present or future financial transaction with the Borrower hereunder.

Section 7   Indemnification to Borrower

The Facility Agent shall not have any responsibility to the Borrower for any default by the Lenders or any third party on the obligations set forth herein.

Section 8   Compensation

The Facility Agent or any of its officers, employees or agents shall not take any responsibility for any of its acts conducted without any willful misconduct or negligence. If the Borrower fails to make compensation to the Facility Agent for any loss, damage, cost or fee (including the attorneys' fees) incurred by the Facility Agent to defend the rights of the Lenders and the Facility Agent in connection with this Agreement or the Collateral Documents without its willful misconduct or negligence, the Lenders shall make compensation therefor to the Facility Agent in proportion to their respective Commitments.

Section 9   Covenants by Lenders

Each Lender covenants to the Facility Agent as follows:

A.   Each Lender has made, and will make its decision based on its investigation and analysis of the present condition, credibility, prospects, business, operations and assets of the Borrower.

B.   Each Lender has not relied on the representations and warranties made by the Facility Agent for the execution of this Agreement.

C.   Unless otherwise set forth in the Financing Documents including this Agreement, the Lenders' decisions shall be made by a resolution of the Majority Lenders, and in applying the Financing Documents including this Agreement, if the Facility Agent complies with the intention of the Majority Lenders, it shall be regarded as acting in compliance with the intention of all the Lenders.

Section 10   Confirmation by Facility Agent

If this Agreement specifies that the Facility Agent shall be able to confirm the amount and proportion payable by each Lender, such confirmation shall be conclusively binding upon each Lender unless it contains any manifest error.

Section 11   Resignation of Facility Agent

The Facility Agent may resign from the position of the Facility Agent by giving a thirty (30) Business Day written notice to each Lender and the Borrower. The Majority Lenders shall have the right to appoint a successor Facility Agent upon consultation with the Borrower, and if the Majority Lenders fail to appoint any successor Facility Agent within thirty (30) Business Days from the receipt of the notice of resignation from the Facility Agent or the bank so appointed as successor refuses to accept the appointment, the resigning Facility Agent may, upon consultation with the Borrower, appoint a bank located in Korea as its successor for the benefit of the Lenders. Immediately upon acceptance by the successor bank of such appointment, the successor Facility Agent shall succeed to the rights, powers and obligations of the Facility Agent, and the resigned one shall be exempted from its obligations hereunder. The Facility Agent who resigns hereunder shall be indemnified and compensated for any of its acts or omissions as the Facility Agent even after its resignation in accordance with Sections 6 through 8 of Article 19 hereof.

Section 12   Status as Lender

The Facility Agent shall have the same rights as those of the other Lenders, and may exercise such rights as if it is not the Facility Agent hereunder.

Section 13   Knowledge of Facility Agent

A.   The Facility Agent shall be deemed to have no knowledge of the Financing Documents.

B.   The Facility Agent shall be deemed to have no knowledge of occurrence of any Event of Default until being notified from the other parties hereto of such occurrence.

Article 20 Transfer and Offices

Section 1   Borrower

The Borrower may not assign or transfer its rights or obligations under this Agreement without consent of the Facility Agent given in accordance with the instruction of the Majority Lenders.

Section 2   Lenders

Each Lender may transfer or assign all or any part of its rights or obligations, or its status under the Financing Documents by giving a written notice thereof to the Borrower via the Facility Agent. With respect to such assignment or transfer of rights, obligations or contractual status of the Lenders, the other Lenders, the Borrower and the Facility Agent shall be deemed to have consented thereto in advance by execution of this Agreement. The Borrower shall take any and all reasonably necessary measures as reasonably requested by the Lenders for such assignment or transfer. If any Lenders assign or transfer rights, obligations or contractual status under the Financing Documents in accordance with this Section, the transferee or the assignee shall fully succeed to the status of the transferring Lenders under the relevant Financing Documents{However, the transferee or the assignee may select Interest Payment Time(In advance or In arrear) and notify the Agent and the Borrower at the time of transfer or assign, and In accordance with such notice, the changed loan conditions will be applied to the transferee or assignee from the time of the transfer or assign takes effect}. For the avoidance of any doubt, each Lender may transfer or assign to any third party all or any part of its rights, obligations and contractual status as a party under the Financing Documents by notifying the Facility Agent and the Borrower thereof, before or after the Initial Drawdown Date or any Drawdown Date thereafter, with respect to which the other Parties shall be deemed to have consented in advance by execution of this Agreement.

Section 3   Sub-participation

Each Lender may have at any time a third party participate in rights and obligations under this Agreement. However, the other parties to this Agreement shall have no legal interest with respect to such participation.

Section 4   Confidentiality

The Lenders and the Facility Agent shall keep confidential any information gathered in relation with this Agreement and shall not disclose it to a third party without prior written consent of the Borrower unless disclosure is required by Laws, government administrative order, or court ruling; provided, however, that the Lenders may disclose information relating to the Borrower to a reasonable extent to (i) their head office, branch offices, auditor, officers, employees, external auditor or any other person entitled to receipt of such information pursuant to the Laws and (ii) to the assignee, successor, a potential assignee or participant in loan under Section 3, on condition of confidentiality.

Section 5   Offices

Each Lender shall act via its office set out in **Exhibit 1**, and shall notify the Facility Agent of change of such offices.

Article 21 Governing Law and Jurisdiction

Section 1   Governing Law

This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the Laws of Korea.

Section 2   Jurisdiction

The Borrower agrees that any disputes arising out of or relating to this Agreement may be brought in the Seoul Central District Court and submits to the exclusive jurisdiction of such court. The foregoing provision does not restrict the rights of the Facility Agent or the Lenders to file a lawsuit with or obtain judgment from any other court.

Article 22 Notices

Section 1   Notices

Any and all notices hereunder shall be given in writing and sent by registered mail, fax, or E-mail to the relevant parties at the following address or any other address as designated by the other party not later than three (3) Business Days in advance:

Borrower: **Inspire Integrated Resort Co., Ltd.**

Address: 21F, Two IFC, 10, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea

Tel. No.: 02-6137-3903

Fax No.: 02-6137-9499

Person in Charge: Sung-ho Kim Attorney(General Counsel)

Email: raymond.kim@inspireer.com

Facility Agent: **KOOKMIN BANK Co.,Ltd.**

Address: 9F 50, Yeouinaru-ro, Yeongdeungpo-gu, Seoul, Republic of Korea

Tel. No.: 02-2073-0660, 02-2073-8167

Fax No.: 0502-306-1595, 0502-306-6953

Person in Charge: Jeong Seong-ok , Kim Jong-hoon

Email: sungoak.chung@kbfg.com, jonghoon@kbfg.com

Notifying Agent: **KB Securities Co.,Ltd.**

Address: 12F 50, Yeouinaru-ro, Yeongdeungpo-gu, Seoul, Republic of Korea

Tel. No.: 02-6114-2132, 02-6114-2142

Fax No.: 02-6114-5653, 02-6114-5657

Person in Charge: Park Ji-won , Kim In-hoo

Email: parkjw@kbfg.com, inhookim@kbfg.com

Notices to other Lenders shall be sent to the addresses listed in Exhibit 1.

Section 2   Deemed Delivery

Any notices shall be deemed delivered (i) if given by registered mail, at the time when delivered to the addressee, and (ii) if given by fax or E-mail, at the time when the confirmation of receipt is transmitted from the addressee. Provided, however, that if such day is not a Business Day in the place to which it is sent, such notice shall be deemed delivered on the next following Business Day at such place.

Section 3   Facility Agent

Any and all notices about the Financing Documents including this Agreement between the Lenders and the Borrower shall be made via the Facility Agent.

Article 23 Subordinated Loan

Section 1   Subordinated Loan to SPC Lenders

A.   In connection with the Loan from the SPC Lenders in accordance herewith, the Borrower shall provide the relevant Lenders with an amount of subordinated loan equivalent to withholding taxes (including special taxes) imposed on the loan interests and handling fees pursuant to the Corporate Tax Act, Local Tax Act and other applicable Laws, by remitting from time to time such amount to the account designated by the relevant Lenders at the same time with payment of interests on the Interest Payment Date hereunder. Provided, however, that on any Drawdown

Date, the SPC Lenders may deduct an amount of subordinated loan under this Article and provide the balance of Drawdown amount to the Borrower, which shall be regarded as provision of the subordinated loan on the relevant Drawdown Date.

B.   If the Borrower pays the withholding taxes including corporate tax on interest income from the Loan under this Agreement pursuant to the relevant Laws, the Borrower shall notify and send to the relevant Lenders the certificate of withholding tax payment. Provided, however, that the Borrower may authorize the relevant Lenders to report and pay the withholding taxes.

Section 2   Conditions of Subordinated Loan

The Borrower shall provide the SPC Lenders with subordinated loan on the following conditions:

A.   Amount of the subordinated loan: As set forth in Section 1 above.

B.   Credit Period: The credit period starts on the Execution Date hereof and ends on the Maturity Date (if this is not a Business Day, the following Business Day) of the Loan from the relevant Lender. Provided, however, that, if the withheld taxes are refunded after the Maturity Date of the Loan, the credit period shall extend to the refunding date of such withheld taxes.

C.   Interest and Default Interest: No interest or default interest shall accrue on the subordinated loan under this Article.

D.   Prepayment: Only in the event that the SPC Lenders receive tax refund from the competent tax office, the relevant Lenders may prepay the subordinated loan to the Borrower in an amount equivalent to the tax refund, without paying any prepayment fee. Provided, however, that if any withheld tax is refunded to the Fund Management Account, the subordinated loan shall be deemed to be provided from such refund, notwithstanding that this subparagraph allows prepayment.

Section 3   Restriction on Exercise of Rights including Security Right and Right of Setoff, etc.

Not until the time any and all obligations ("**Senior Obligations**") the SPC Lenders owe to a third party other than the Borrower are repaid in full, the Borrower's exercise of rights shall be restricted as follows:

A.   The Borrower shall not claim setoff or other rights with respect to the SPC Lenders' claim for Loan and other obligations against the Borrower, in connection with the credit provision under this Article.

B.   The Borrower may not demand prepayment of the subordinated loan under this Article or accelerate the relevant SPC Lenders' obligation, and shall be restricted from applying for commencement of the rehabilitation procedure or bankruptcy procedure under the Debtor Rehabilitation and Bankruptcy Act, reorganization procedure or any similar procedure and from infringing rights or benefits of persons such as holders of asset-backed securities issued by the relevant SPC Lenders entitling them to seniority in repayment to the Borrower.

C.   The Borrower acknowledges that repayment of the subordinated loan under this Article is junior to the SPC Lenders' obligations to a third party (including obligations arising from asset-backed securities), and the subordinated loan may be repaid only after the SPC Lenders' obligations to a third party are paid in full (except for prepayment under subparagraph D, Section 2 of this Article).

Section 4   Subordinated Loan to ABL securities Lender

In the event of any securities lender raise funds thorough the type of ABL loan agreement, in accordance with applying the provision of this Article mutatis mutandis to SPC ("**ABL Securities Lenders**"), Borrower shall make a subordinated loan in the amount of withholding tax (including special collection tax) under the Corporate Tax ACT, Local tax, and other related laws on interest on loan under ABL to the SPC.

Article 24   Miscellaneous

Section 1   Term of Agreement

The term of this Agreement shall commence from and including the Execution Date and shall end on the date of termination of the Facility in full or on the date of payment in full of the outstanding Principal and Interest of the Loan and other amount payable by the Borrower to the Lenders under or related to this Agreement. The Borrower's representations and warranties set forth in this Agreement shall continue to be valid after the Loan is provided, and the Borrower's liability to reimburse expenses and indemnify losses shall survive repayment of the Loan.

Section 2   Entire Agreement

This Agreement and documents referred to in this Agreement constitute the entire agreement among the parties hereto and supersedes any prior agreements or covenants among the parties hereto with respect to the Transaction.

Section 3   Amendment

Any amendment of this Agreement or any waiver of any right under this Agreement shall be binding only through the relevant parties' expressions of intent in writing. The Lenders' expression of their intention shall be in accordance with Section 1 of Article 19 of this Agreement.

Section 4   Waiver; Cumulative Rights

The failure or delay of the Facility Agent or the Lenders to require performance by the Borrower of any provision of this Agreement shall not affect their rights to require performance of such provision nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. The right, power and remedy granted to the Facility Agent or the Lenders hereunder or by law shall be cumulative and may be exercised in part or in whole from time to time.

Section 5   Severability

If any specific provision contained in this Agreement or any document executed in connection herewith shall be invalid, illegal or unenforceable in any respect under any applicable Laws, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 6   Set-Off

If any amount becomes due and payable by the Borrower upon the occurrence of an Event of Default, any Lender or the Facility Agent may set off any obligation owed by the Borrower to the Lender hereunder against any obligation (whether or not matured) owed by the Lender to the Borrower, including any balances of the Borrower's accounts, by giving a notice to the Borrower. If any Lender effects a set-off pursuant to this Article, Section 2 of Article 18 shall apply.

Section 7   Application of the General Terms and Conditions of Credit Transaction

The Borrower approves that the General Terms and Conditions of Credit Transaction shall apply hereto, and in the event of any discrepancy among this Agreement, other Financing Documents and the General Terms and Conditions of Credit Transaction, this Agreement and other Financing Documents shall prevail.

Section 8   Builder

The Builder has full knowledge of this Agreement, and agrees to the terms and conditions hereof, to be bound by this Agreement and comply with this Agreement.

Section 9   Limitation of Liability of Trustee

INDUSTIRIAL BANK OF KOREA, one of the Lender, is trustee of KB WISE STAR NO. 18 QUALIFED PRIVATE REAL ESTATE INVESTMENT TRUST (the "Fund") duly established under Financial Investment Services and Capital Markets Act("Capital Markets Act"), and KB ASSET MANAGEMNT Co., Ltd. is collective investment business entity of this Fund, therefore the parties in this Agreement acknowledge and agree that conclusion and performance effect of financial contracts including this agreement is belonged to trustee properties of this Fund, and any responsibility and obligation of financial contracts as Trustee or collective investment business entity of INDUSTIRIAL BANK OF KOREA and KB ASSET MANANGEMENT Co., Ltd, is limited within trustee properties of this Fund.

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be prepared, signed and sealed by their respective duly authorized signatories as of the date first written above, and the Facility Agent shall retain the original copy hereof and the other parties retain one duplicate copy each. The seal between pages of this Agreement may be substituted by boring by Bae, Kim & Lee LLC.

Borrower

Inspire Integrated Resort Co., Ltd.

By /s/Andrew Billany_____(seal)
Name: Andrew Billany
Title: Representative Director

Facility Agent

KOOKMIN BANK Co., Ltd.

CEO Yin Hur

By /s/Kab-Seub Lee   (seal)

Name: Kab-Seub Lee

Title: Manager, Director of Structured Finance Division

Notifying Agent

KOOKMIN Securities Co., Ltd.

By /s/Sung-Hyun Kim   (seal)
Name: Sung-Hyun Kim
Title: Representative Director

Builder

Hanwha Engineering & Construction Corp.

By /s/Jeahak Jung   (seal)
Name: Jeahak Jung
Title: Deputy Section Chief